Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-229262

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated January 25, 2019 (the "Base Prospectus") to which it relates, as amended or supplemented, (this Prospectus Supplement and the Base Prospectus are together the "Prospectus") and each document deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from Northern Dynasty Minerals Ltd., 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, Telephone: 604-684-6365 (attention: Corporate Secretary), and are also available electronically at www.sedar.com and www.sec.gov.

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated January 25, 2019

New Issue	December 13, 2019

US$13,500,000

36,500,000  Common Shares

We are hereby qualifying for distribution 36,500,000 common shares (the "Offered Shares") of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") at a price (the "Offering Price") of US$0.37 per Offered Share (the "Offering"). The Offering is made pursuant to an underwriting agreement (the "Underwriting Agreement") dated December 13, 2019 among the Company and Cantor Fitzgerald Canada Corporation as lead underwriter and sole bookrunner (the "Lead Underwriter"), on behalf of itself and a syndicate of underwriters including BMO Nesbitt Burns Inc., H.C. Wainwright & Co., LLC. and TD Securities Inc. (collectively, the "Underwriters"), as more fully described under the section entitled "Plan of Distribution" in this Prospectus Supplement. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. H.C. Wainwright & Co., LLC will only be offering the Offered Shares in the United States. The Offering is being made concurrently in the United States under the terms of a registration statement on Form F-10 (the "Registration Statement") filed with the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "U.S. Securities Act").

Our common shares ("Common Shares") are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "NDM" and on the NYSE American under the symbol "NAK". On December 12, 2019, the last reported sale price for our Common Shares on the TSX was $0.67 per Common Share and on the NYSE American was US$0.51 per Common Share.

i

Price: US$0.37 per Offered Share

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Company(2)
Per Offered Share	US$0.37	US$0.02775	US$0.34225
Total Offering	US$13,505,000	US$1,012,875	US$12,492,125

_________________

(1) Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriters a cash fee (the "Underwriters' Fee") equal to 7.5% of the aggregate purchase price paid by the Underwriters to the Company per Offered Share, including the sale of any Over-Allotment Shares (as defined herein) sold pursuant to the exercise of the Over-Allotment Option (as defined herein), and reimburse the Underwriters for their expenses in connection with the Offering. See "Plan of Distribution".

(2) After deducting the Underwriters' Fee, but before deducting the expenses of the Offering (including listing fees, legal fees and reimbursement of the Underwriters' expenses), which are estimated at US$250,000.

We have granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 5,475,000 Offered Shares (the "Over-Allotment Shares"), representing 15% of the number of Offered Shares sold under the Offering.  The Over-Allotment Option is exercisable in whole or in part at any time up to 30 days after the date of closing of the Offering. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to the Company" will be US$15,530,750, US$1,164,806 and US$14,365,944, respectively.  This Prospectus Supplement qualifies the distribution of the Over-Allotment Option and the Over-Allotment Shares. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters' over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.  See "Plan of Distribution".

The following table sets out the number of securities issuable under the Over-Allotment Option:

Underwriters' Position	Maximum Size or Number of Securities Available	Exercise Period or Acquisition Date	Exercise Price or Average Acquisition Price

Over-Allotment Option	5,475,000 Over-Allotment Shares	30 days following closing of the Offering	US$0.37 per Over-Allotment Share

In addition to the Offering, the Company is undertaking a non-brokered private placement of 13,513,514 Common Shares at the Offering Price for gross proceeds to the Company of US$5,000,000 (the "Concurrent Private Placement").  No commission or finder's fee is payable to the Underwriters in connection with the Concurrent Private Placement. This Prospectus Supplement does not qualify the distribution of the Common Shares issuable pursuant to the Concurrent Private Placement. Common Shares issued pursuant to the Concurrent Private Placement will be subject to a four month hold period under Canadian securities laws.  Closing of the Concurrent Private Placement is subject to a number of conditions, including the approval of the TSX and the NYSE American. Closing of the Offering is not conditional upon the closing of the Concurrent Private Placement, and closing of the Concurrent Private Placement is not conditional upon the closing of the Offering.

Unless the context otherwise requires, all references to the "Offering" in this Prospectus Supplement shall include the Over-Allotment Option and all references to "Offered Shares" shall include Over-Allotment Shares, as applicable.

The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Company by McMillan LLP and on behalf of the Underwriters by Stikeman Elliott LLP and Cooley LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  One or more book entry-only certificates representing the Offered Shares will be issued in registered form to CDS Clearing and Depository Services Inc. ("CDS") or its nominee or The Depositary Trust Company ("DTC") and deposited with CDS or DTC on the closing date, which is expected to take place on December 18, 2019, or such later date as may be agreed upon by the Company and the Underwriters but in any event no later than 42 days following the date of filing of this Prospectus Supplement.  A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.  Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Company's Common Shares at levels other than those which otherwise might prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.  See "Plan of Distribution".

The Offering Price was determined by negotiation between the Company and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

The Underwriters propose to initially offer either directly, or through their broker-dealer affiliates or agents, the Offered Shares at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to purchasers. Any such reduction will not affect the proceeds received by the Company.  See "Plan of Distribution".

Neither Cantor Fitzgerald & Co., BMO Capital Markets Corp., H.C. Wainwright & Co., LLC. nor TD Securities (USA) LLC is registered as an investment dealer in any Canadian jurisdiction and, accordingly, they will only sell the Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the Base Prospectus.

An investment in the Offered Shares involves significant risks. You should carefully read the "Risk Factors" section of this Prospectus Supplement beginning on page S-26, the "Risk Factors" section in the Base Prospectus beginning on page 27 and in the documents incorporated by reference herein and therein.

You should rely only on the information contained in or incorporated by reference into this Prospectus.  The Company has not authorized anyone to provide you with different information.  The Company is not making an offer of these securities in any jurisdiction where the offer is not permitted.  You should not assume that the information contained in this Prospectus or incorporated by reference in this Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement or the date of such documents incorporated by reference herein, as applicable.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada ("MJDS"), to prepare this Prospectus Supplement and the Base Prospectus in accordance with Canadian disclosure requirements.  Prospective investors in the United States should be aware that such requirements are different from those of the United States.  Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and may not be comparable to financial statements of United States companies.  Our financial statements are subject to audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission ("SEC").

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada.  Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.  You should read the tax discussion in this Prospectus Supplement and the accompanying Base Prospectus fully and consult with your own tax advisers.  See "Certain Canadian Federal Income Tax Considerations", "Certain Material United States Federal Income Tax Considerations" and "Risk Factors".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of British Columbia, Canada, that the majority of our officers and directors are not residents of the United States, that the majority of the experts named in the registration statement are not residents of the United States and that a substantial portion of the assets of these persons are located outside the United States.

THESE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All references in this Prospectus Supplement and the Base Prospectus to "dollars" or "$" are to Canadian dollars, unless otherwise stated.  References to "US$" are to United States dollars.

Mr. Stephen Decker, a director of the Company, resides outside of Canada. Mr. Decker has appointed the Company's counsel, McMillan LLP, located at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

Our head office is at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1.  The registered office of the Company is located at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

Cantor Fitzgerald Canada Corporation
BMO Nesbitt Burns Inc.	H.C. Wainwright & Co., LLC	TD Securities Inc.

PROSPECTUS SUPPLEMENT

 v

BASE SHELF PROSPECTUS

GENERAL MATTERS	2
ABOUT THIS PROSPECTUS	2
DOCUMENTS INCORPORATED BY REFERENCE	2
FORWARD-LOOKING STATEMENTS	4
CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS AND RESOURCE ESTIMATES	7
CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS	8
NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN FINANCIAL REPORTING PRACTICES	10
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	10
OUR BUSINESS	11
THE SELLING SECURITYHOLDERS	14
USE OF PROCEEDS	14
CONSOLIDATED CAPITALIZATION	14
PLAN OF DISTRIBUTION	15
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	17
PRIOR SALES	21
TRADING PRICE AND VOLUME	25
RISK FACTORS	26
CERTAIN INCOME TAX CONSIDERATIONS	33
LEGAL MATTERS	33
INTEREST OF EXPERTS	33
AUDITOR	34
TRANSFER AGENT AND REGISTRAR	34
WHERE YOU CAN FIND ADDITIONAL INFORMATION	34
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	35
ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS	35
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	35
CONTRACTUAL RIGHTS OF RESCISSION	36

IMPORTANT NOTICE

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and the method of distribution of the Offered Shares and also adds to and updates information contained in the Base Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Base Prospectus. The second part is the Base Prospectus which provides more general information. This Prospectus Supplement and the Base Prospectus are together referred to as the "Prospectus". This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the offering of the Offered Shares. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See "Documents Incorporated by Reference".

We filed the Base Prospectus with the securities commissions in all Canadian provinces other than Québec (the "Canadian Qualifying Jurisdictions") in order to qualify the offering of the securities described in the Base Prospectus in accordance with National Instrument 44-102 - Shelf Distributions ("NI 44-102").  The British Columbia Securities Commission issued a receipt dated January 25, 2019 in respect of the final Base Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 - Passport System, and each of the other commissions in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 - Process for Prospectus Review in Multiple Jurisdictions.

The Base Prospectus also forms part of a registration statement on Form F-10 (the "Registration Statement") that we filed with the SEC under the U.S. Securities Act utilizing the MJDS.  The Registration Statement was declared effective by the SEC under the U.S. Securities Act on January 31, 2019 (SEC File No. 333-229262).  The Registration Statement incorporates the Base Prospectus with certain modifications and deletions permitted by Form F-10. This Prospectus Supplement is being filed by us with the SEC in accordance with the instructions to the SEC Form F-10.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Prospectus. If the description of the Offered Shares varies between this Prospectus Supplement and the Base Prospectus, you should rely on the information in this Prospectus Supplement. To the extent that any statement made in this Prospectus Supplement differs from those in the Base Prospectus, the statements made in the Base Prospectus and the information incorporated by reference and therein are deemed modified or superseded by the statements made by this Prospectus Supplement and the information incorporated by reference herein. We have not authorized any other person to provide investors with additional or different information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it.

You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Base Prospectus is accurate as of any date other than the date of the document in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Base Prospectus and information incorporated by reference herein and therein.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this Prospectus Supplement, unless the context requires otherwise, "we", "us" and "our" refers, collectively, to Northern Dynasty and its wholly owned subsidiaries. Capitalized terms used but not defined herein have the meanings given to those terms in the Base Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents ("documents incorporated by reference" or "documents incorporated herein by reference") that we have filed with the securities regulatory authorities in the jurisdictions in Canada in which we are a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a) our annual information form for the year ended December 31, 2018 dated March 29, 2019 (the "2018 AIF");

(b) our audited consolidated financial statements together with the notes thereto for the financial years ended December 31, 2018 and 2017, together with the report of the independent registered public accounting firm thereon;

(c) our annual management's discussion and analysis of financial condition and operations for the financial year ended December 31, 2018 (the "2018 MD&A");

(d) our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019;

(e) our management's discussion and analysis of financial condition and operations for the three and nine months ended September 30, 2019 (the "Q3 2019 MD&A");

(f) our management information circular dated April 30, 2019 distributed in connection with the annual meeting of shareholders held on June 11, 2019;

(g) our material change report dated January 8, 2019 regarding the closing of the special warrant private placements completed in December 2018;

(h) our material change report dated April 10, 2019 regarding closing of a bought deal public offering of common shares and a non-brokered private placement of common shares;

(i) our material change report dated April 10, 2019 regarding the appointment of Mark Peters as the Chief Financial Officer of the Company; and

(j) our material change report dated August 21, 2019 regarding the closing of a US$11.5 million bought deal prospectus offering of common shares.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions filed by us with the securities regulatory authorities in the jurisdictions in Canada in which we are a reporting issuer after the date of this Prospectus Supplement, and before the termination of the distribution, are also deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus (the "Additional Documents Incorporated by Reference"). These documents will include any documents of the type referred to in the preceding paragraph, including all annual information forms, all information circulars, all annual and interim financial statements, all management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements and all business acquisition reports filed by us subsequent to the date of this Prospectus Supplement and prior to the termination of the distribution under this Prospectus Supplement. To the extent that we file any additional prospectus supplements disclosing additional or updated information relating to the distribution of the Offered Shares with securities commissions or similar authorities in the relevant provinces of Canada after the date of this Prospectus Supplement and prior to the sale of all Offered Shares hereunder, such additional prospectus supplements shall be deemed to be incorporated by reference into the Prospectus.

Further, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that we file or furnish to the SEC after the date of this Prospectus Supplement and prior to the date that all the Offered Shares offered hereby have been sold or this Prospectus Supplement is withdrawn, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of documents or information filed or furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein). For certainty, all of the documents and information listed in paragraphs (a) through (i) above, all of which have been filed with or furnished to the SEC as part of filings on Form 40-F or Form 6-K, are hereby incorporated by reference as exhibits to the registration statement of which this Prospectus Supplement forms a part.

Any statement contained in this Prospectus Supplement, the Base Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Base Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Base Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all prospectus supplements of the Company filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Offered Shares hereunder. Upon the filing by us of the condensed consolidated interim financial statements and the accompanying management's discussion and analysis of financial condition and results of with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all condensed consolidated interim financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new condensed consolidated interim financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Offered Shares under this Prospectus. In addition, upon the filing by us of a new management information circular for an annual meeting of shareholders with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Offered Shares under this Prospectus.

Information contained on our website, www.northerndynastyminerals.com, is not part of this Prospectus Supplement or the Base Prospectus and is not incorporated herein by reference and may not be relied upon by you in connection with an investment in the Offered Shares.

Copies of the documents incorporated herein by reference may be obtained from us upon request without charge from Northern Dynasty Minerals Ltd., 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 (telephone: (604)684-6365) (attention: Corporate Secretary), or by accessing our disclosure documents available on our profile on SEDAR at www.sedar.com or at the web site of the SEC at www.sec.gov.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the Offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this Prospectus Supplement and the accompanying Base Prospectus.

Common Shares offered by us	36,500,000 Common Shares at the Offering Price of US$0.37 and having an aggregate offering price of US$13,505,000.

Over-Allotment Option

The Company has granted to the Underwriters an option to purchase up to an additional 5,475,000 Common Shares at the Offering Price (having an offering price of up to US$2,025,750 if the Underwriters exercise the Over-Allotment Option) on the same terms and conditions as the Offering, exercisable in whole or in part and from time to time, for a period of up to 30 days following closing of the Offering to cover over-allotments, if any.

Plan of Distribution

The Offering is made pursuant to the Underwriting Agreement dated December 13, 2019 among the Company and the Underwriters. See "Plan of Distribution", including for details regarding the Underwriters' Fee.

Use of Proceeds

We will use the net proceeds of the Offering and the Concurrent Private Placement for (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and the advancement of completion of the United States Army Corps of Engineers ("USACE") Environmental Impact Study, (ii) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government, Alaska Native partners and broader regional and state-wide stakeholder groups, and (iii) general corporate purposes. See "Use of Proceeds".

Risk Factors

Investing in our common shares is speculative and involves a high degree of risk. Each prospective investor should carefully consider the risks described under the sections titled "Risk Factors" in this Prospectus Supplement and in the Base Prospectus, and under similar headings in the documents incorporated by reference herein and therein before investing in the Offered Shares.

Listing

The Company has applied to list the Offered Shares qualified for distribution by this Prospectus Supplement on the TSX and NYSE American.  Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE American.

Closing	Closing on a T+3 basis, on or about December 18, 2019 or such other date as the Company and the Lead Underwriter, on behalf of itself and the other Underwriters, mutually agree (the "Closing Date")

Trading symbols	NYSE American: NAK TSX: NDM

MARKETING MATERIALS

Any marketing materials are not part of this Prospectus Supplement to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials filed with the securities commission or similar authority in each of the provinces of Canada, except Québec, in connection with the Offering after the date of this Prospectus Supplement but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement (including any amendments to, or an amended version of, any template version of marketing materials) is deemed to be incorporated by reference in this Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement and the documents incorporated herein by reference contain certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements contained or incorporated by reference into the Base Prospectus and this Prospectus Supplement include, without limitation, statements regarding:

  our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

  the timing of the completion of the USACE Environmental Impact Statement ("EIS") and the issuance of the Record of Decision by the USACE;

  our ability to successfully apply for and obtain the federal and state permits that we will be required to obtain for the Pebble Project, including under the Clean Water Act ("CWA"), the National Environmental Policy Act ("NEPA") and relevant Alaska state legislation;

  our plan of operations, including our plans to carry out and finance exploration and development activities and for working capital purposes and our expectations regarding our cash and working capital requirements;

  our ability to raise capital for the exploration, permitting and development activities;

  our expected financial performance in future periods;

  our expectations regarding the exploration and development potential of the Pebble Project;

  the outcome of the legal proceedings in which we are engaged; and

  factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which our forward-looking information are based include:

  that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

  that we will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

  that the market prices of copper, gold, molybdenum and silver will not significantly decline or stay depressed for a lengthy period of time;

  that our key personnel will continue their employment with us; and

  that we will continue to be able to secure minimal adequate financing for working capital and other purposes on acceptable terms.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

  an inability to ultimately obtain permitting for a mine at the Pebble Project;

  an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

  the USACE may be delayed in completing the EIS and issuing its Record of Decision;

  an inability to continue to fund exploration and development activities and other operating costs;

  our actual operating expenses may be higher than projected;

  the highly cyclical and speculative nature of the mineral resource exploration business;

  the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;

  an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;

  the potential for loss of the services of key executive officers;

  a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

  the volatility of copper, gold, molybdenum and silver prices and share prices of mining companies;

  the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

  the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

  potential claims by third parties to titles or rights involving the Pebble Project;

  the uncertainty of the outcome of current or future litigation;

  the possible inability to insure our operations against all risks;

  the highly competitive nature of the mining business;

  the potential equity dilution to current shareholders from future equity financings; and

  that we have never paid dividends and will not do so in the foreseeable future.

While the effort was made to list the primary risk factors, this list should not be considered exhaustive of the factors that may affect any of our forward-looking statements or information. Investors should refer to the sections of this Prospectus Supplement and the Base Prospectus entitled "Risk Factors" for a comprehensive discussion of the risk factors that we face. In addition, investors should refer to the risk factors identified in our 2018 AIF, our 2018 MD&A, our Q3 2019 MD&A and any Additional Documents Incorporated by Reference. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above and otherwise contained herein.

Our forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this Prospectus Supplement. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

WE QUALIFY ALL THE FORWARD-LOOKING STATEMENTS CONTAINED IN THE BASE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN BY THE FOREGOING CAUTIONARY STATEMENTS.

CANADIAN MINERAL PROPERTY STANDARDS AND RESOURCE ESTIMATES

As a Canadian issuer, we are required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Prospectus Supplement have been prepared in accordance with NI 43-101.

This Prospectus Supplement uses the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on mineral resources and reserves (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council"), as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the "CIM Definitions"):

feasibility study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and may not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an Indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

mineral reserve

The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

mineral resource

A concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

modifying factors

Considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

pre-feasibility study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined.  It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

probable mineral reserve

The economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

proven mineral reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

This Prospectus Supplement also uses the term "preliminary economic assessment", which is defined in NI 43-101 to mean a study that includes an economic analysis of the potential viability of mineral resources, but that does not meet the definition of either a "pre-feasibility study" or a "feasibility study", as such terms are defined above.

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules"). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which will be rescinded.

The SEC Modernization Rules include the adoption of definitions of the following terms, which are substantially similar to the corresponding terms under the CIM Definition Standards that are presented above under "Canadian Mineral Property Disclosure Standards and Resource Estimates":

  feasibility study;

  indicated mineral resource;

  inferred mineral resource;

  measured mineral resource;

  mineral reserve;

  mineral resource;

  modifying factors;

  preliminary feasibility study (or "pre-feasibility study");

  probable mineral resource; and

  proven mineral reserve.

As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM Definitions.

We are not required to provide disclosure on our mineral properties, including the Pebble Project, under the SEC Modernization Rules as we are presently a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties, including the Pebble Project, in accordance with NI 43-101 disclosure standards and CIM Definition Standards. However, if we either cease to be a "foreign issuer" or cease to be entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project, in the Prospectus and under our continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any  mineral resources that we may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described by these terms has a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that we report in this Prospectus Supplement are or will be economically or legally mineable.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian securities laws, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this Prospectus Supplement and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO U.S. READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

We prepare our financial statements in accordance with IFRS, as issued by the IASB, which differs from U.S. generally accepted accounting principles ("U.S. GAAP"). Accordingly, our financial statements incorporated by reference in the Prospectus Supplement, and in the documents incorporated by reference in this Prospectus Supplement, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement are references to Canadian dollars.  References to "$" are to Canadian dollars and references to "U.S. dollars" or "US$" are to United States dollars.

The high, low and average of the daily rates for the United States dollar in terms of Canadian dollars for the financial period ended December 31, 2018 and the high, low and average of the closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods ended December 31, 2017 and December 31, 2016, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
		(In Canadian Dollars)

High	1.3642	1.3743	1.4589

Low	1.2288	1.2128	1.2544

Average	1.2957	1.2986	1.3280

Closing	1.3642	1.2545	1.3427

On December 12, 2019, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.3182.

THE COMPANY

This summary does not contain all the information about the Company that may be important to you. You should read the more detailed information, public filings and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus Supplement.

We are a mineral exploration company existing under the Business Corporations Act (British Columbia) focused on developing, through our subsidiaries, the Pebble copper-gold-molybdenum-silver mineral project located in the state of Alaska, U.S. (the "Pebble Project"). The Pebble Project is located in southwest Alaska, 19 miles (30 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

Our Alaska mineral resource exploration business is operated through an Alaskan registered limited partnership, the Pebble Limited Partnership (the "Pebble Partnership"), in which we own a 100% interest through an Alaskan general partnership, the Northern Dynasty Partnership. Pebble Mines Corp., a 100% indirectly owned Alaskan subsidiary of the Company, is the general partner of the Pebble Partnership and responsible for its day-to-day operations.

In February 2014, the United States Environmental Protection Agency (the "EPA") announced a pre-emptive regulatory action under the CWA to consider restriction or a prohibition of mining activities associated with the Pebble deposit. From 2014-2017, Northern Dynasty and the Pebble Partnership focused on a multi-dimensional strategy, including legal and other initiatives to ward off this action. These efforts were successful, resulting in the joint settlement agreement announced on May 12, 2017, enabling the project to move forward with state and federal permitting.

The Pebble Project has advanced significantly since May 2017 when the Pebble Partnership secured the legal settlement with the EPA, enabling Pebble to enter normal course permitting under the NEPA.

On December 22, 2017, the Pebble Partnership filed its 404 wetlands permit application under the CWA with the USACE, which was "receipted" as complete by the USACE on January 5, 2018. The permit application includes a project description (the "Project Description") for the Pebble Project that was based on a smaller mine concept developed for the Pebble Project in the latter part of 2017. The Project Description in the permit application envisages the project developed as an open pit mine and processing facility with supporting infrastructure. It also involves a development plan with a significantly smaller development footprint than previously envisaged, and other additional environmental safeguards. The Pebble Project is currently in the USACE EIS process. The USACE EIS process requires a comprehensive "alternatives assessment" be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, we will continue to consider various development options and no final project design has been selected at this time.

Significant milestones in this permitting process are summarized below:

  On February 5, 2018, USACE announced the appointment of AECOM, a leading global engineering firm, as third-party contractor for the USACE EIS process;

  On March 19, 2018, USACE published guidelines and timelines for completing NEPA permitting, and the associated USACE EIS process;

  Between April and August 2018, the Pebble Project was advanced through the Scoping Phase of the EIS process administered by USACE:

    Scoping was initiated on April 1, 2018 with a 90-day public comment period concluded on June 29, 2018; and

    The Scoping Phase was completed and the USACE released the Scoping Document on August 31, 2018.

  On February 20, 2019, the USACE posted the draft EIS (the "Draft EIS") on its website.  With the Draft EIS now posted, the USACE initiated a public comment process with respect to the Draft EIS which was completed on July 2, 2019.

Activities by Northern Dynasty and the Pebble Partnership in 2018 and in 2019 have been focused on providing information to support the scoping phase and overall development of the EIS.

In response to stakeholder concerns, the footprint of the proposed development in the updated Project Description is substantially smaller than previously envisaged. The current mine plan proposal consolidates most major site infrastructure in a single drainage, and includes other new environmental safeguards:

  a more conservative Tailings Storage Facility ("TSF") design, including enhanced buttresses, flatter slope angles and an improved factor of safety;

  separation of potentially acid generating ("PAG") tailings from non-PAG bulk tailings for storage in a fully-lined TSF;

  co-storage of PAG waste rock within the PAG TSF and transfer of the PAG tailings and waste rock to the open pit at closure;

  no permanent waste rock piles; and

  no cyanide usage.

We continue to update the mine plan being reviewed in the USACE EIS permitting process based on ongoing engineering work. As currently proposed under the Project Description, the Pebble deposit would be developed as a 180,000 ton (imperial) per day open pit mine with associated on and off-site infrastructure that includes a 270-megawatt power plant located at the mine site; an 83-mile transportation corridor, including an 18-mile crossing utilizing an ice-breaking ferry on Iliamna Lake, from the mine site to a port site on the west side of Cook Inlet; a permanent, year-round port facility near the mouth of Amakdedori Creek on Cook Inlet; and a 188-mile natural gas pipeline from the Kenai Peninsula to the Pebble Project site.

Following four years of construction activity, the proposed Pebble mine would operate for a period of 20 years as a conventional drill-blast-shovel operation. The mining rate will peak at 73 million tons per year, with 66 million tons of mineralized material processed through the mill each year (180,000 tons per day, a total of 1.3 billion tons), for a low life-of-mine waste to ore ratio of 0.12:1. Forecast annual production would be approximately 613,000 tons of copper-gold concentrate containing approximately 315 million lb copper, 362,000 oz gold and 1.8 million oz of silver; and approximately 15,000 tons of molybdenum concentrate containing approximately 14 million lb of molybdenum.  The current mine plan is not supported by any preliminary economic assessment or any preliminary or final feasibility study.

The USACE is conducting a comprehensive alternatives assessment to consider a broad range of alternatives as part of its preparation of the EIS. As a result, we caution that the plan described above may not be the final development plan. A final development design has not yet been selected. The proposed project uses a portion of the currently estimated Pebble mineral resources. This does not preclude development of additional resources in other phases of the project in the future, although any subsequent phases of development would require extensive regulatory and permitting review by federal, state and local regulatory agencies, including a comprehensive EIS review process under NEPA.

The USACE has published its estimate that the EIS will be completed in early 2020 and that a Record of Decision will be issued in mid-2020.

Additional information on our recent activities in connection with advancing the development of the Pebble Project are included in our 2018 AIF, 2018 MD&A, Q3 2019 MD&A and any Additional Documents Incorporated by Reference.

Recent Developments

Permitting

A public comment period initiated by the USACE on the Draft EIS which included public hearings undertaken in nine Alaska communities, including seven in the Bristol Bay region as well as Homer and Anchorage, closed on July 2, 2019.

Right-of-Way Agreement

In May 2019, the Pebble Partnership finalized a second Right-of-Way Agreement with Alaska Native village corporation Iliamna Natives Limited ("INL"), securing the right to use defined portions of INL lands for the proposed construction and operation of transportation infrastructure associated with the Pebble Project. The INL lands addressed in the Right-of-Way Agreement reflect one of the transportation corridors identified in the Draft EIS. Specifically, It includes a ferry landing site east of the village of Iliamna at Eagle Bay, as well as road and pipeline corridors and associated material borrow sites to link the Pebble mine site to the Iliamna airport, and to the Eagle Bay ferry landing site.

To secure its right to use defined portions of INL land for the proposed construction and operation of transportation infrastructure, the Pebble Partnership will make annual toll payments to INL during mine operations, and pay other fees prior to and during project construction and operation. In addition, INL will be granted 'Preferred Contractor' status at Pebble, which provides a preferential opportunity to bid on Pebble-related contracts located on INL lands. In addition, the two parties have agreed to negotiate a profit sharing agreement that will ensure INL and its shareholders benefit directly from the profits generated by mining activity in the region.

The Right-of-Way Agreement with INL described above is in addition to a November 2018 agreement with Alaska Native village corporation Alaska Peninsula Corporation ("APC").  The Right-of-Way Agreement with APC secured the right to use defined portions of APC lands for the proposed construction and operation of transportation infrastructure as identified in the Pebble Partnership's Project Description and includes land south of Lake Iliamna to link a port site on Cook Inlet to a ferry landing site west of the APC village of Kokhanok, as well as land north of Lake Iliamna to link a ferry landing site west of the APC village of Newhalen to the site of the proposed Pebble mine.

Engineering

The Company's engineering site activities are focused on advancing the EIS and federal permitting process.  Activities in the second quarter of 2019 included planning for the field programs and continuing support for the EIS process.  The latter included a review and submission of comments on the Draft EIS.

The largest program planned is a marine survey of the pipeline route, consisting of geophysical and geotechnical surveys to provide data required by federal regulators to support the application for the natural gas pipeline right-of-way and port construction.  The marine portion of this work was completed during the second quarter of 2019.  Similar work was undertaken on Lake Iliamna for the pipeline and ferry landings.

A major review of the groundwater model was advanced early in 2019.  Follow-up geotechnical drilling began in September 2019; six holes were drilled at the Pebble site, east of the proposed pit. Preparations were completed in the fourth quarter for 2020 pump tests to confirm groundwater characteristics.

Environmental

Environmental site work for 2019 began in the second quarter, and includes ongoing environmental monitoring and collection of additional data to support the EIS process.

EPA

On July 30, 2019, the EPA announced that it had taken action to withdraw its Proposed Determination (as described in the 2018 AIF) initiated in 2014 under Section 404(c) of the CWA to restrict the use of the Pebble Deposit Area as a disposal site for dredged or fill material associated with mining the deposit. The EPA agreed to initiate a process to propose to withdraw its Proposed Determination as part of the May 2017 joint settlement agreement with the Pebble Partnership that allowed the Pebble Project to proceed into normal course permitting under the CWA and NEPA. Originally initiated in July 2017, the process was suspended by former EPA Administrator Scott Pruitt in January 2018.  The process was re-initiated in late June 2019, leading to the announcement of the withdrawal of the Proposed Determination on July 30, 2019.  The EPA stated in its news release announcing the withdrawal that the decision restores the proper process for the Section 404 determinations, eliminating a pre-emptive veto of a hypothetical mine and focusing the EPA's environmental review on the actual project before the USACE and the EPA.

Diaz Litigation

On February 22, 2019, the United States District Court for the Central District of California again dismissed all of the securities class action claims brought against the Company and certain of its officers and directors in the Diaz action, this time without leave to amend.  The Court ruled in favor of the Company and its officers and directors on all claims and ordered the case closed.

In March 2019, the Diaz plaintiffs filed a notice of an appeal of the district court's dismissal order, and their appeal was filed with the United States Court of Appeals for the Ninth Circuit in June 2019.  The Company filed its response in August 2019, and the plaintiffs submitted their reply in October 2019, closing the briefing before the appellate court.  The appeal will be reviewed de novo, meaning that no deference will be given to the lower court rulings.  A hearing on the appeal is expected in the coming months, but no hearing date has yet been set.  The Company intends to continue defending itself vigorously in this action.

Financings

In June 2019, the Company completed a non-brokered private placement (the "June 2019 Private Placement") of 3,660,000 common shares of the Company at US$0.41 per common share for gross proceeds of approximately US$1.5 million ($2.0 million).  Such shares are subject to applicable resale restrictions, including a four-month hold period under Canadian securities legislation.

In June 2019, the Company also completed a bought deal offering (the "June 2019 Bought Deal") of 12,200,000 common shares at US$0.41 per common share for gross proceeds of approximately US$5.0 million ($6.6 million).  The June 2019 Bought Deal was made through lead underwriter and sole bookrunner, Cantor Fitzgerald Canada Corporation, on behalf of itself and a syndicate of underwriters including BMO Capital Markets, H.C. Wainwright & Co., LLC. and TD Securities Inc. (the "June Offering Underwriters"). The June Offering Underwriters were paid a 6% cash commission and were issued 244,000 non-transferable common share purchase warrants, with each warrant exercisable into one common share of the Company at an exercise price of US$0.41 per common share for a period of 12 months.

In August 2019, the Company completed a bought deal offering (the "August 2019 Bought Deal") of 15,333,334 common shares at US$0.75 per common share for gross proceeds of approximately US$11.5 million ($15.3 million).  The August 2019 Bought Deal was made through the June Offering Underwriters, who were paid a 6% cash commission.

In August 2019, the Company completed a non-brokered private placement (the "August 2019 Private Placement") of 2,866,665 common shares of the Company at US$0.75 per common share for gross proceeds of approximately US$2.15 million ($2.84 million).

On November 25, 2019, the Company entered into a $3.5 million unsecured, non-revolving term loan credit facility agreement (the "Credit Facility") with a syndicate of lenders (the "Lenders"), two of whom, Mr. Ronald Thiessen and Mr. Robert Dickinson, are on the board of directors of the Company and Hunter Dickinson Inc, and one of whom, Mr. Russell Hallbauer, is a director of Hunter Dickinson Inc.  Funds advanced by the Lenders under the Credit Facility bear interest at a rate of 10% per annum and mature on the date that is the earlier of i) May 25, 2020 and ii) the date on which the Company has completed one or more equity or debt financings raising an aggregate of US$20 million (the "Maturity Date"). Pursuant to the terms of the Credit Facility, the Company may submit a drawdown request to the Lenders for a minimum of $500,000 per drawdown at any time until the Maturity Date.  As consideration for entering into the Credit Facility, the Company issued to the Lenders, on a pro rata basis, 466,666 common share purchase warrants of the Company, with each warrant being exercisable into one common share at the exercise price of $0.75 per common share until December 2, 2021, of which 33,333 warrants were issued to Mr. Thiessen and 120,000 warrants were issued to Mr. Dickinson.  As of the date of this Prospectus Supplement, the Company has drawn down $1,750,000 under the Credit Facility.  In accordance with Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"), the entering into of the Credit Facility is considered a "related party transaction". Accordingly, the Credit Facility was approved by the  independent members of the board of directors of the Company. The Credit Facility transaction is exempt from the valuation and minority shareholder approval requirements of MI 61-101 pursuant to Sections 5.5 and 5.7 of MI 61-101, respectively.

Reconciliation of Use of Proceeds from Prior Offerings

In March, 2019, the Company undertook a bought deal public offering of 17,968,750 Common Shares and a private placement of 3,769,476 Common Shares at the price of US$0.64 per Common Share (the "March 2019 Offerings", and together with the June 2019 Private Placement, the June 2019 Bought Deal, the August 2019 Private Placement and the August 2019 Bought Deal, the "2019 Offerings"). The following table sets out a comparison of how the Company used the net proceeds from the 2019 Offerings as of the date of this Prospectus Supplement, an explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.

Intended Use of Net Proceeds of 2019 Offerings		Actual Use of Net Proceeds from 2019 Offerings	Variance -(Over)/Under Expenditure	Explanation of Variance and impact on business objectives

Operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and the advancement of completion of the USACE Environmental Impact Study

	US$31,300,000	US$21,455,000	N/A	N/A
Enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government, Alaska Native partners and broader regional and state-wide stakeholder groups and general and administration costs		US$6,460,000	N/A	N/A
General corporate purposes		US$3,385,000	N/A	N/A

PLAN OF DISTRIBUTION

The Offered Shares will be offered in each of the provinces of Canada, except Québec, and in the United States pursuant to the MJDS and, subject to applicable law and the Underwriting Agreement, certain jurisdictions outside of Canada and the United States. Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of 36,500,000 Offered Shares at the Offering Price of US$0.37 per Offered Share, payable in cash to the Company against delivery of such Offered Shares, on the Closing Date. In consideration for their services in connection with the Offering, the Underwriters will be paid the Underwriters’ Fee equal to 7.5% of the gross proceeds of the Offering (US$0.02775 per Offered Share, for an aggregate fee payable by the Company of US$1,012,875, exclusive of the Over-Allotment Shares). The Offering Price was determined by negotiation between the Company and the Lead Underwriter, on its own behalf and on behalf of the other Underwriters. Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price less the Underwriting Fee set forth on the cover page of this Prospectus Supplement, the number of Offered Shares listed next to its name in the following table:

Number of Offered Shares
Cantor Fitzgerald Canada Corporation	29,200,000
BMO Nesbitt Burns Inc.	3,650,000
H.C. Wainwright & Co., LLC	1,825,000
TD Securities Inc	1,825,000
Total	36,500,000

Pursuant to the Underwriting Agreement, Northern Dynasty has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time up to 30 days after the Closing Date, to purchase up to an additional 5,475,000 Offered Shares at the Offering Price to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of Offered Shares thereunder. This Prospectus Supplement qualifies for distribution the Offered Shares as well as the grant of the Over-Allotment Option and the issuance of the Over-Allotment Shares pursuant to the exercise of the Over-Allotment Option.

A purchaser who acquires Over-Allotment Shares forming part of the Underwriters' over-allocation position acquires those Over-Allotment Shares under the Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Cantor Fitzgerald Canada Corporation, BMO Nesbitt Burns Inc., H.C. Wainwright & Co., LLC and TD Securities Inc. may sell Offered Shares in the United States through their U.S. affiliates, Cantor Fitzgerald & Co., BMO Capital Markets Corp., H.C. Wainwright & Co., LLC and TD Securities (USA) LLC., which are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. Subject to applicable law, the Underwriters may offer to sell the Offered Shares outside of Canada and the United States.

The Company understands that certain directors and officers of the Company may purchase Offered Shares under the Offering.

Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction.  The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares.  These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution.  Subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market.  These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Offered Shares to be higher than would otherwise exist in the open market absent such stabilizing activities.  As a result, the price of the Offered Shares may be higher than the price that might otherwise exist in the open market.  Such transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Company.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard "litigation out", "financial out", "disaster out" "regulatory out" and "material adverse change out" rights of termination.

The Underwriters are obligated to take up and pay for all the Offered Shares offered by this Prospectus Supplement (not including the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. Northern Dynasty has agreed in the Underwriting Agreement to reimburse the Underwriters for their legal fees and certain other expenses in connection with the Offering, in an amount not to exceed US$125,000  (exclusive of taxes and disbursements).

The Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Underwriters or their affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

The Company has agreed in the Underwriting Agreement that it shall not issue, negotiate or enter into any agreement to sell or issue, or announce the issue of, any equity securities of the Company for a period of 90 days from the Closing Date, without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, such consent to not be unreasonably withheld or delayed, other than: (i) the issuance of the Offered Shares and Common Shares under the Concurrent Private Placement; (ii) pursuant to the grant of options or other equity-based awards (including RSUs and DSUs) pursuant to any equity compensation plan in effect as of the date of the Underwriting Agreement and which is disclosed in this Prospectus or the Base Prospectus; (iii) the issuance of Common Shares upon the exercise or conversion of any options or warrants or other convertible securities outstanding as of the date of the Underwriting Agreement;  (iv) the issuance of Common Shares pursuant to the Concurrent Private Placement; and (v) Common Shares or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, other business combinations, strategic alliances or strategic investments occurring after the date of the Underwriting Agreement which are not issued for capital raising purposes, provided, however, that the aggregate number of Common Shares issued in connection with transactions described in this paragraph (iv) shall not exceed 19.99% of the number of Common Shares outstanding as of the Closing Date and the price per Common Share issued in such transactions shall not be less than the price per Common Share in the Offering, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters.

The Company has agreed to use its reasonable efforts to cause each director and officer of the Company to enter into lock-up agreements in favour of the Underwriters evidencing their agreement not to, for a period of 90 days following the Closing Date, directly or indirectly offer, sell or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to do any of the foregoing, any Common Shares or other securities of the Company held by them, directly or indirectly or under their control or direction, other than as permitted under the terms of the lock-up agreements.

This Prospectus Supplement and Base Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters or their U.S. affiliates participating in the Offering. The Underwriters may agree to allocate a number of Offered Shares to the Underwriters and their U.S. affiliates for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriters and their U.S. affiliates that may make Internet distributions on the same basis as other allocations. Other than the Base Prospectus and Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement or the registration statement of which this Prospectus Supplement forms a part, has not been approved or endorsed by the Company or any Underwriter in its capacity as underwriter, and should not be relied upon by investors.

Certain of the Underwriters and their affiliates have provided in the past to the Company and its affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company's debt or equity securities or loans, and may do so in the future.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  The closing of the Offering is expected to occur on or about  December 18, 2019, which will be the third business day following the pricing of the Offering. Since trades in the stock market generally settle in two business days, purchasers who wish to trade Common Shares prior to the delivery of the Offered Shares hereunder will be required, by virtue of the fact that the Offering will settle three business days following pricing of the Offering, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Shares who wish to trade the Offered Shares prior to their date of delivery hereunder should consult their advisors.

Notice to Investors

European Economic Area

In relation to each Member State of the European Economic Area , no offer of any securities which are the subject of the offering contemplated by this Prospectus has been or will be made to the public in that Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the relevant competent authority in that Member State in accordance with the Prospectus Directive, except that an offer of such securities may be made to the public in that Member State:

  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;
  to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

This Prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors (as defined in the Prospectus Directive) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the "Order", and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated or caused to be communicated. Each such person is referred to herein as a "Relevant Person".

This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This Prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this Prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that such person is aware of the restriction on offers of the securities described in this Prospectus and the relevant offering documents and that such person is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The Offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and an initial purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This Prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offered Shares under Section 275 of the SFA except:

  to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

  where no consideration is given for the transfer; or

  where the transfer is by operation of law.

USE OF PROCEEDS

The net proceeds to be received by the Company from the sale of the Offered Shares, after deducting the Underwriters’ Fee and expenses of the Offering in the estimated amount of US$250,000, will be US$12,242,125 (US$14,115,944 if the Over-Allotment Option is exercised). Gross proceeds from the Concurrent Private Placement are expected to be US$5,000,000.

We intend to use the net proceeds from the Offering (including any funds received from exercise of the Over-Allotment Option) and the Concurrent Private Placement to fund (i) our operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and the advancement of completion of the USACE Environmental Impact Study, (ii) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government, Alaska Native partners and broader regional and state-wide stakeholder groups and general and administration costs, and (iii) general corporate purposes, including payment of current liabilities associated with our working capital deficiency.

To the extent that the gross proceeds of the Offering and the Concurrent Private Placement exceed US$20 million in aggregate, we will use $1,750,000 of the proceeds of the Offering and the Concurrent Private Placement (proportionately) to repay the current amount that has been drawn and is outstanding under the Credit Facility.

Although we intend to use the proceeds from the Offering and the Concurrent Private Placement as set forth above, the actual allocation of the net proceeds may vary depending on future developments, especially the EIS process with the USACE, at the discretion of our board of directors and management. Closing of the Offering is not conditional upon the closing of the Concurrent Private Placement, and closing of the Concurrent Private Placement is not conditional upon the closing of the Offering.

Business Objectives and Milestones

Our business objectives for the first half of 2020 are to:

  continue with engineering, environmental, permitting and evaluation work on the Pebble Project as required to advance the completion of the EIS and the issuance of the Record of Decision by the USACE;

  maintain an active corporate presence in Alaska to advance relationships with political and regulatory offices of government (both in Alaska and Washington, D.C.), Alaska Native partners and broader stakeholder relationships;

  maintain the Pebble Project and Pebble claims in good standing;

  continue to seek potential partner(s) with greater financial resources to further advance the Pebble Project; and

  continue general and administrative activities in connection with the advancement of the Pebble Project.

We anticipate that we will require additional financing in order to carry out the above business objectives during 2020.  We anticipate that the net proceeds of the Offering will be sufficient for us to carry out the activities described above for only a limited period of time.  Accordingly, we may require additional financing beyond the net proceeds of the Offering to achieve our business objectives and milestones for the first half of 2020.  Additional financing will also be required to continue these business objectives into the second half of 2020.  Our objective is to reduce the amount of additional financing required by entering into a potential joint venture or other partnership arrangement for advancement of the Pebble Project.  We are continuing to evaluate the availability of long-term project financing options among mining companies private equity firms and others, utilizing conventional asset level financing, debt, royalty and alternative financing options. There is no assurance that we will be able to partner the Pebble Project or secure additional financing when required. To the extent that we are unable to raise additional financing, we will have to curtail our operational activities which will ultimately delay our advancement of the Pebble Project.

We experienced negative cash flow from operations for the fiscal year ended December 31, 2018 and we anticipate incurring negative cash flow from operations for the balance of our 2019 fiscal year, and for our 2020 fiscal year and beyond as a result of the fact that we currently have no revenues. In addition, as a result of our business plans for the development of the Pebble Project, we expect cash flow from operations to be negative until revenues from production at the Pebble Project begin to offset our operating expenditures. Accordingly, our cash flow from operations will be negative for the foreseeable future as a result of expenses to be incurred by us in connection with the Pebble Project. As a consequence, the net proceeds from the Offering to be used as working capital may be used to offset negative operating cash flow. Additionally, we may be subject to unanticipated cost increases or delays in the completion of the EIS and the issuance of the Record of Decision by the USACE which could require us to seek additional financing. See "Risk Factors".

CONSOLIDATED CAPITALIZATION

Except as described below, there have been no material changes in our share and debt capital, on a consolidated basis, since September 30, 2019, being the date of our most recently filed unaudited condensed consolidated interim financial statements incorporated by reference in this Prospectus Supplement:

  the entering into of the Credit Facility on November 25, 2019; and

  the issuance of 466,666 warrants on December 2, 2019 in connection with the Credit Facility.

The following table shows the effect of the Offering and the Concurrent Private Placement on the issued capital of the Company based on our balance sheet as at September 30, 2019.

Description	As at September 30, 2019 Before Giving Effect to the Offering	Pro Forma as at September 30, 2019 After Giving Effect to the Offering and the Concurrent Private Placement, assuming No Exercise of the Over-Allotment Option (1), (2)	Pro Forma as at September 30, 2019 After Giving Effect to the Offering and the Concurrent Private Placement, assuming Full Exercise of the Over-Allotment Option (1), (2)
Assets
Cash and cash equivalents	$12,962,000	$35,690,569	$38,160,637
Liabilities
Current Liabilities	$18,776,000	$18,776,000	$18,776,000
Total Liabilities	$19,768,000	$19,768,000	$19,768,000
Equity
Common Shares	380,941,888
Common Share purchase warrants and Non-Employee Options (3)	31,306,275	430,955,402	436,430,402
Options (4)	25,774,466	25,774,466	25,774,466
Deferred share units	458,129	458,129	458,129
Restricted share units	35,877	35,877	35,877
Shareholders' Equity	$136,766,000	$159,494,569	$161,964,637

(1) Calculated using an exchange rate of $1.3182 to US$1.00, based on the daily Bank of Canada exchange rate on December 12, 2019.

(2) Net proceeds of the Offering, after deduction of expected costs of US$250,000, are estimated at US$12,242,125, if the Over-Allotment Option is not exercised.  Net proceeds of the Offering, after deduction of expenses, are estimated at US$14,115,944 if the Over-Allotment Option is exercised. Assumes completion of the maximum Concurrent Private Placement.

(3) Includes 30,839,025 Common Share purchase warrants with an average exercise price of $0.64 per Common Share, 223,250 non-employee options with an average exercise price of $0.38 per Common Share and 244,000 broker warrants with an exercise price of US$0.41 per common share outstanding as at September 30, 2019.

(4) Average exercise price of $0.96 per Common Share.

PRIOR SALES

During the 12-month period before the date of this Prospectus Supplement, we have issued Common Shares and securities convertible into Common Shares as follows:

Common Shares

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
January 4, 2019	125,000 Common Shares	$0.49
January 28, 2019	85,294 Common Shares(1)	N/A (1)
February 4, 2019	6,000 Common Shares	$0.49
February 6, 2019	15,000 Common Shares	$0.49
February 12, 2019	36,300 Common Shares	$0.40
February 9, 2019	9,000 Common Shares	$0.49
February 14, 2019	49,685 Common Shares	$0.55
February 19, 2019	10,150,322 Common Shares(2)	N/A (2)
March 18, 2019	17,986,750 Common Shares(3)	US$0.64
March 25, 2019	3,769,476 Common Shares(4)	US$0.64
June 20, 2019	56,400 Common Shares	$0.37
June 20, 2019	11,750 Common Shares	$0.40
June 20, 2019	39,000 Common Shares	$0.49
June 24, 2019	12,200,000 Common Shares(5)	US$0.41
June 28, 2019	3,660,000 Common Shares(6)	US$0.41
July 8, 2019	6,000 Common Shares	$0.49
July 9, 2019	75,000 Common Shares	$0.49
August 14, 2019	15,333,334 Common Shares(7)	US$0.75
August 14, 2019	224,000 Common Shares	$0.49
August 14, 2019	6,666 Common Shares	$0.50
August 14, 2019	50,000 Common Shares	$0.76
August 15, 2019	75,000 Common Shares	$0.49
August 16, 2019	35,000 Common Shares	$0.49
August 19, 2019	2,666,665 Common Shares(8)	US$0.75
August 19, 2019	58,000 Common Shares	$0.49
August 20, 2019	150,390 Common Shares	$0.55
August 20, 2019	78,000 Common Shares	$0.49
August 20, 2019	144,500 Common Shares	$0.72
August 20, 2019	1,500 Common Shares	$0.72
August 22, 2019	200,000 Common Shares(8)	US$0.75
August 26, 2019	59,000 Common Shares	$0.49
August 27, 2019	120,000 Common Shares	$0.49
August 28, 2019	5,000 Common Shares	$0.49
September 13, 2019	54,000 Common Shares	$0.72
October 11, 2019	25,792 Common Shares(1)	N/A(1)

___________________________________________________

Notes:
(1) Common Shares issued on payout of vested restricted share units.
(2) Issued upon conversion of special warrants issued on December 21 and 27, 2018 without payment of any additional consideration.
(3) Issued in connection with the March 2019 bought deal public offering.
(4) Issued in connection with the March 2019 private placement.
(5) Issued in connection with the June 2019 Bought Deal.
(6) Issued in connection with the June 2019 Private Placement.
(7) Issued in connection with the August 2019 Bought Deal.
(8) Issued in connection with the August 2019 Private Placement.

Special Warrants

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
December 21, 2018	8,908,322 Special Warrants(1)	$0.83
December 27, 2018	1,242,000 Special Warrants(1)	$0.83

Note:
(1) Special Warrants issued pursuant to the Special Warrant Financing. All Special Warrants converted into Common Shares on February 19, 2019 on a one-for-one basis without the payment of additional consideration.

Underwriters' Warrants

Date of Issuance	Aggregate Number and Type of Securities Issued	Exercise Price per Security
June 24, 2019	244,000 Underwriters' Warrants(1)	US$0.41

Note:
(1) Underwriters' Warrants issued in connection with the completion of the June 2019 Bought Deal.  Each warrant exercisable to purchase one  common share of the Company at the exercise price until June 24, 2020.

Stock Options

Date of Issuance	Aggregate Number and Type of Securities Issued	Exercise Price per Security
September 27, 2019	6,610,500 Options	$0.99

Note:

(1) Options to purchase common shares, issued pursuant to share purchase option compensation plan. ½ of the options vested on date of grant and ½ will vest twelve months from date of grant.  The options will expire on September 27, 2024.

Warrants

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
December 2, 2019	466,666 warrants (1)	$0.75

Note:

(1) Issued in connection with the Credit Facility.

TRADING PRICE AND VOLUME

Our Common Shares are listed on the TSX under the trading symbol "NDM" and on the NYSE American under the trading symbol "NAK".

The following table sets forth the reported high and low sale prices in Canadian dollars for the Common Shares on the TSX for the monthly periods indicated.

Month	TSX Price Range ($)		Total Volume
	High	Low

December 2018	1.00	0.69	2,833,754

January 2019	1.05	0.79	3,427,682

February 2019	1.47	1.02	8,338,600

March 2019	1.23	0.79	6,386,471

April 2019	0.88	0.70	2,058,454

May 2019	0.76	0.58	3,581,326

June 2019	0.84	0.56	5,299,136

July 2019	1.20	0.60	11,846,756

August 2019	1.25	0.77	13,339,915

September 2019	.095	0.76	3,392,306

October 2019	0.79	0.66	3,291,008

November 2019	0.86	0.68	1,761,259

December 2 - 12, 2019	0.75	0.66	1,153,978

The following table sets forth the reported high and low sale prices in United States dollars for the Common Shares on the NYSE American for the monthly periods indicated.

Month	NYSE American Price Range (US$)		Total Volume
	High (US$)	Low (US$)

December 2018	0.78	0.505	14,959,806

January 2019	0.793	0.5692	16,073,013

February 2019	1.12	0.76	38,677,300

March 2019	0.9421	0.598	29,025,335

April 2019	0.66	0.52	18,092,267

May 2019	0.5697	0.4225	26,126,280

June 2019	0.65	0.4101	41,704,388

July 2019	0.9175	0.457	67,980,085

August 2019	0.95	0.56	68,447,090

September 2019	0.719	0.57	28,717,512

October 2019	0.60	0.5002	24,296,609

Month	NYSE American Price Range (US$)		Total Volume
	High (US$)	Low (US$)

November 2019	0.655	0.513	19,985,475

December 2 - 12, 2019	0.5569	0.49	8,069,409

On December 12, 2019, the closing price of the Common Shares as reported on the NYSE American was US$0.5105 per Common Share and on the TSX was $0.67 per Common Share.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Our authorized share capital consists of an unlimited number of Common Shares without par value, of which 380,967,680 Common Shares were issued and outstanding as at December 12, 2019.

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote. The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all liabilities. The Common Shares carry no pre-emptive or conversion rights.

RISK FACTORS

An investment in the Offered Shares is highly speculative and subject to a number of known and unknown risks. Only those persons who can bear the risk of loss of their investment should purchase the Offered Shares. Investors should consider carefully the risk factors set out herein and contained in and incorporated by reference in the Base Prospectus. Discussions of certain risks affecting us in connection with our business are set out under the heading "Risk Factors" in the accompanying Base Prospectus as well as in the documents incorporated by reference therein and herein, including, specifically, under the heading "Risk Factors" in the 2018 AIF. Any of the matters highlighted in these risk factors could have a material adverse effect on our business, results of operations and financial conditions, causing an investor to lose all, or part of, its, his or her investment.

In addition, we face the following additional risk factors:

The Offered Shares may experience price and volume volatility and the market price for the Offered Shares may drop below the price you paid.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Offered Shares, and the price may decline below their acquisition cost.  As a result of this volatility, investors may not be able to sell the Offered Shares at or above their acquisition cost.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where we carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of our securities is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which we do business and globally.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies.  Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

The proceeds from the Offering and the Concurrent Private Placement will only fund our operations for a limited period of time during 2020, and we will need additional financing to fund our operations, of which there is no assurance.

We may require funds beyond the net proceeds of the Offering and the Concurrent Private Placement in order to achieve our business objectives for the first half of 2020.  Additional financing will also be required to continue these business objectives into the second half of 2020.  We are also evaluating long-term project financing options that may be available to us to fund these business objectives, including potential conventional asset level financing, debt, royalty and alternative financing options.  However, there is no assurance that we will be able to secure additional equity or alternative financing when required.  To the extent that we are unable to raise additional financing, we will have to curtail our operational activities which will ultimately delay our advancement of the Pebble Project.

Completion of the EIS and the issuance of the Record of Decision could be subject to additional costs and delay

While we have estimated the timing of the completion of the EIS and the issuance of the Record of Decision and our operating expenses through to these events, the timing and completion of the EIS and the issuance of the Record of the Decision by the USACE are not within our control and, accordingly, we may experience unforeseen increases in such costs or unexpected delays in achieving these milestones.  If costs increase or timing of the issuance of the Record of Decision is delayed beyond what we anticipate, we may need to seek additional financing in order to complete the EIS and receive the Record of Decision. No assurance can be given that we will be able to obtain such financing.

There is no assurance that we will be able to partner the Pebble Project.

One of our business objectives is to enter into a joint venture or other partnership arrangement with a third-party partner to fund the advancement of the development of the Pebble Project.  There is no assurance that we will be able to enter into an arrangement with a partner for the development of the Pebble Project.  To the extent that we do not enter into any agreement to partner the Pebble Project, we will continue to be required to fund all exploration and other related expenses for advancement of the Pebble Project.

Resales of the Offered Shares in the public market during this Offering by our shareholders may cause the market price of the Offered Shares to fall.

The issuance of the Offered Shares could result in resales of our Common Shares by current shareholders concerned about the potential dilution in their holdings. Sales of substantial amounts of the Offered Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Offered Shares. A decline in the market prices of the Offered Shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.

There may be future sales or other dilution of our equity, which may adversely affect the market price of the Common Shares.

We are generally not restricted from issuing additional Common Shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. The market price of the Common Shares could decline as a result of sales of Common Shares or securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares after this Offering or the perception that such sales could occur.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any dividends on our Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our exploration activities and our business. As a result, the return on an investment in Offered Shares will likely depend upon any future appreciation in value, if any, and on a shareholder's ability to sell Offered Shares. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.

Likely PFIC status has possible adverse U.S. federal income tax consequences for U.S. investors

We were likely a "passive foreign investment company" (a "PFIC") within the meaning of the U.S. Internal Revenue Code in one or more prior tax years, expect to be a PFIC for the current tax year, and may also be a PFIC in subsequent years. A non-U.S. corporation is a PFIC for any tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income, and thereafter unless certain elections are made.

If the Company is a PFIC for any year during a U.S. taxpayer's holding period, such taxpayer may be required to treat any gain recognized upon a sale or disposition of the Common Shares as ordinary income (rather than capital gain), and any resulting U.S. federal income tax may be increased by an interest charge.  Rules similar to those applicable to dispositions will generally apply to certain "excess distributions" in respect of the Common Shares. A U.S. taxpayer may generally avoid these unfavorable tax consequences by making a timely and effective "qualified electing fund" ("QEF") election or "mark-to-market" election with respect to the Common Shares. A U.S. taxpayer who makes a timely and effective QEF election must generally report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company makes any distributions to shareholders in such year. A U.S. taxpayer who makes a timely and effective mark-to-market election must, in general, include as ordinary income, in each year in which the Company is a PFIC, the excess of the fair market value of the Common Shares over the taxpayer's adjusted cost basis in such shares.  Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares.

This risk factor is qualified in its entirety by the discussion provided below under the heading, "Certain Material United States Federal Income Tax Considerations."

Ability to continue on a going concern basis

Management continues to identify a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern. The Company will need to raise additional funding in order to continue as a going concern and the Company cannot provide any assurance that it will be successful in doing so. If the Company is unable to improve its liquidity position when required the Company may not be able to continue as a going concern.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, the Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, holds the Offered Shares as capital property and deals at arm's length with the Company, the Underwriters and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a "Holder" herein, and this summary only addresses such Holders.

This summary is not applicable to a Holder (i) that is a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules in the Tax Act, (ii) that is a "specified financial institution" as defined in the Tax Act, (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act, (iv) that has elected to report its Canadian tax results in a currency other than the Canadian currency, (v) that has entered into or will enter into a "derivative forward agreement", as that term is defined in the Tax Act, with respect to the Offered Shares, or (vi) that is otherwise a Holder of special status or in special circumstances. All such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada that is, or becomes (or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction of  series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation, individual, trust, or a group of any combination of non-resident individuals, trusts and/or corporations who do not deal with each other at arm's length for purposes of the "foreign affiliate dumping" rules in the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of acquiring the Offered Shares.

This summary is based on the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and our understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (the "CRA") published in writing prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA's administrative and assessing policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made.  All holders (including Holders as defined above) should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances. The discussion below is qualified accordingly.

Currency Conversion

In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be converted into Canadian dollars based on the applicable exchange rate quoted by the Bank of Canada for the relevant day or such other rate of exchange that is acceptable to the CRA.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, "Resident Holders") and this portion of the summary only addresses such Resident Holders.

Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company validly designates the dividend as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any dividend as an "eligible dividend", and the Company has made no commitments in this regard.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation's taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a "private corporation" (as defined in the Tax Act) or any other corporation controlled (whether because of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Offered Shares

A Resident Holder who disposes, or is deemed to dispose of, an Offered Share, generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less, respectively) than the adjusted cost base to the Resident Holder of such Offered Shares immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses not so deductible in a particular taxation year may in general terms be carried back to the three preceding taxation years or carried forward to any subsequent taxation year, and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of an Offered Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns the Offered Shares, directly or indirectly. Corporations to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust (other than certain specified trusts) may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders (as defined above) who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold, and are not deemed to use or hold, the Offered Shares in carrying on a business in Canada. Holders who meet all of the foregoing requirements are referred to herein as "Non-Resident Holders", and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States for purposes of the Treaty and who is fully entitled to the benefits of the Treaty (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation that beneficially owns at least 10% of the Company's voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence.

Provided the Offered Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the TSX) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are satisfied: (i) (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length for purposes of the Tax Act, (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company, AND (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties.  Notwithstanding the foregoing, Offered Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

Non-Resident Holders who may hold Offered Shares as taxable Canadian property should consult their own tax advisors.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of the Offered Shares.  This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of the Common  Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder.  In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership and disposition of the Offered Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.  Each prospective U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of Offered Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary.  In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of the Offered Shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership and disposition of the Offered Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a "mark-to-market" accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that own the Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire the Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold the Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute "taxable Canadian property" under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership and disposition of the Offered Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds the Offered Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners or participants) of such partnership of the acquisition, ownership and disposition of the Offered Shares generally will depend on the activities of the partnership and the status of such partners (or other owners or participants).  This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other "pass-through" entity or its owners or participants).  Owners or participants of entities and arrangements that are classified as partnerships (or other "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares.

Distributions on the Offered Shares

Subject to the "passive foreign investment company", or PFIC, rules discussed below (see "Tax Consequences if the Company is a PFIC"), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Offered Shares (as defined above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see "Sale or Other Taxable Disposition of the Offered Shares" below).  However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute a dividend.  Dividends received on the Offered Shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations.  If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of the Offered Shares

Subject to the PFIC rules discussed below (see "Tax Consequences if the Company is a PFIC"), upon the sale or other taxable disposition of the Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in the Offered Shares sold or otherwise disposed of.  Any capital gain or loss realized on a sale or other taxable disposition of the Offered Shares will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Offered Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.  A U.S. Holder's tax basis in the Offered Shares generally will be such U.S. Holder's U.S. dollar cost for such Offered Shares.

PFIC Status of the Company

If the Company is or becomes a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of the Offered Shares. The U.S. federal income tax consequences of owning and disposing of the Offered Shares if the Company is or becomes a PFIC are described below under the heading "Tax Consequences if the Company is a PFIC."

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the "income test") or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the "asset test").  For purposes of the PFIC provisions, "gross income" generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions.  In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate shares of the Company's direct or indirect equity interests in any company that is also a PFIC (a ''Subsidiary PFIC''), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.  In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the Offered Shares.  Further, a U.S. Holder may realize gain if the Offered Shares are pledged as security for a loan, transferred by gift or death, or are subject to certain corporate distributions  Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Offered Shares are made.

The Company believes it was a PFIC in one or more prior tax years and, based on current business plans and financial projections, expects to be a PFIC in the current tax year and possibly in subsequent tax years.  The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds the Common Shares, special rules may increase such U.S. Holder's U.S. federal income tax liability with respect to the acquisition, ownership and disposition of such Offered Shares.  If the Company meets the income test or the asset test for any tax year during which a U.S. Holder owns the Offered Shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in the Offered Shares or makes a timely and effective QEF Election or Mark-to-Market Election described below.

Under the default PFIC rules:

  any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of the Offered Shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any "excess distribution" (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distributions received during the preceding three years) received on the Offered Shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder's holding period for the Offered Shares;

  the amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

  the amount allocated to each of the other tax years (the "Prior PFIC Years") will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

  an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders.

Additionally, if the Company is a PFIC, a U.S. Holder who acquires the Offered Shares from a decedent would be denied the normally available step-up in tax basis for such securities to fair market value at the date of death and instead would have a tax basis equal to the lower of the fair market value or the decedent's tax basis.

A U.S. Holder that makes a timely and effective "mark-to-market" election under Section 1296 of the Code (a "Mark-to-Market Election") or a timely and effective election to treat the Company and each Subsidiary PFIC as a "qualified electing fund", or QEF, under Section 1295 of the Code (a "QEF Election") may generally mitigate or avoid the PFIC consequences described above.  In light of adverse consequences of PFIC characterization and the uncertainty as to the Company's PFIC status, the Company will undertake to provide to any U.S. Holder, upon written request, the information the Company determines is necessary for U.S. income tax reporting purposes for such investor to make a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Company has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Company is a PFIC for any tax year.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company's ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company.  If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder's basis in the Offered Shares will be increased to reflect the amount of the taxed but undistributed income.  Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Offered Shares and will not be taxed again as a distribution to a U.S. Holder.  Taxable gains on the disposition of the Offered Shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains.  A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply.  Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular circumstances, including if it had a reasonable belief that the Company was not a PFIC and filed a protective statement. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for the Company and any Subsidiary PFIC.

A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is "regularly traded" on a "qualified exchange or other market" (within the meaning of the Code and the applicable Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be "regularly traded" for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter.  If the Offered Shares are considered to be "regularly traded" within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to the Offered Shares. However, there is no assurance that the Offered Shares will be or remain "regularly traded" for this purpose.  A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC because such stock is not marketable. Hence, a  Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules of the Code, described above, with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to the Offered Shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such Offered Shares as of the close of such taxable year over the U.S. Holder's adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder's adjusted tax basis in the Offered Shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder's adjusted tax basis in the Offered Shares as of the close of a tax year exceeds the fair market value of such Offered Shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such Offered Shares for all prior taxable years. A U.S. Holder's adjusted tax basis in the Offered Shares generally will be decreased by the amount of ordinary loss recognized with respect to such Offered Shares. Any gain recognized upon a disposition of the Offered Shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss.  Capital losses are subject to significant limitations under the Code. If a mark- to-market election with respect to the Offered Shares is in effect on the date of a U.S. Holder's death, the tax basis of the Offered Shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the Offered Shares. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the Offered Shares.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income," which includes dividends on the Offered Shares, and net gains from the disposition of the Offered Shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and Mark-to-Market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of our Offered Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Offered Shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election that will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Offered Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the acquisition, ownership or disposition of the Offered Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."  Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Offered Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complex, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of the Offered Shares, or on the sale or other taxable disposition of the Offered Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of "specified foreign financial assets" includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity.  A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder's Offered Shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Offered Shares, and (b) proceeds arising from the sale or other taxable disposition of the Offered Shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding.  Certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder.  A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

AGENT FOR SERVICE OF PROCESS

Mr. Stephen Decker, a director of the Company, resides outside of Canada. Mr. Decker has appointed our counsel, McMillan LLP, located at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, as agent for service of process.

Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada or a company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters relating to the Offering under this Prospectus Supplement will be passed upon on behalf of the Company by McMillan LLP, as to Canadian and United States legal matters. In addition, certain legal matters in connection with the Offering under this Prospectus Supplement will be passed upon on behalf of the Underwriters by Cooley LLP, New York, New York, as to United States legal matters, and Stikeman Elliott LLP, as to Canadian legal matters.

As of the date of this Prospectus Supplement, the partners and associates of McMillan LLP, as a group, and Stikeman Elliott LLP, as a group, beneficially, directly or indirectly, own less than 1% of any class of securities of the Company.

AUDITOR

Our auditors are Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia ("Deloitte LLP").

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., at its Vancouver office located at 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, is the transfer agent and registrar for the Common Shares.

INTERESTS OF EXPERTS

Our auditors are Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC and the PCAOB.

Information relating to our mineral properties incorporated by reference in this Prospectus Supplement has been derived from the "2018 Technical Report on the Pebble Project, Southwest Alaska, USA", effective date December 22, 2017 (the "Pebble Project Report"), which has been prepared by the qualified persons named below and this information has been included in reliance on the expertise of these qualified persons:

  J. David Gaunt, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report;

  James Lang, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report;

  Eric Titley, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report;

  Ting Lu, P.Eng., an independent Qualified Person, who co-authored the Pebble Project Report; and

  Stephen Hodgson, P.Eng., a non-independent Qualified Person, who co-authored the Pebble Project Report.

Based on information provided by the relevant persons, and except as otherwise disclosed in the Prospectus, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of us or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of us. We understand that, after reasonable inquiry and as at the date hereof, the experts listed above as a group, beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This Prospectus Supplement and the accompanying Base Prospectus form part of the Registration Statement on Form F-10 that we have filed with the SEC.  The Prospectus Supplement and the Base Prospectus together do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC.  Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved.  Each such statement is qualified in its entirety by such reference.  You should refer to the Registration Statement and the exhibits thereto for further information with respect to us and our securities.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada.  Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States.  As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.  In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read the documents that the Company has filed with the SEC's EDGAR system at www.sec.gov.  You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company's profile on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-229262) of which this Prospectus Supplement and the Prospectus forms a part:

(i) the documents referred to under the heading "Documents Incorporated by Reference" in this Prospectus Supplement and in the Prospectus;

(ii) powers of attorney from certain of the Company's officers and directors; and

(iii) Underwriting Agreement among the Company and the Underwriters.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Northern Dynasty Minerals Ltd., 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, Telephone: 604-684-6365 (attention: Corporate Secretary),and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	January 25, 2019

US$50,000,000

Common Shares
Warrants
Subscription Receipts
Units

This short-form base shelf prospectus (the “Prospectus”) relates to the offering for sale of common shares (the “Common Shares”), warrants (the “Warrants”) and subscription receipts (the “Subscription Receipts), or any combination of such securities (the “Units”) (all of the foregoing, collectively, the “Securities”) by Northern Dynasty Minerals Ltd. (the “Company” or “Northern Dynasty”) from time to time, during the 25-month period that the Prospectus, including any amendments hereto, remains effective, in one or more series or issuances, with a total offering price of the Securities in the aggregate, of up to US$50,000,000. The Securities may be offered in amounts at prices to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.

The Company’s outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “NDM” and on the NYSE American under the symbol “NAK”. On January 24, 2019, the last reported sale price for our Common Shares on the TSX was $0.93 per Common Share and on the NYSE American was US$0.705 per Common Share.

Investing in the Securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such Securities. See “Risk Factors”.

I - ii

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission (“SEC”).

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that none of the experts named in the registration statement are residents of the United States, and that all of the assets of said persons are located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities with respect to a particular offering will be set out in one or more Prospectus Supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of Warrants, the offering price, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares or Warrants, as the case may be, and any other specific terms; and (iv) in the case of Units, the designation, number and terms of the Common Shares, Warrants or Subscription Receipts comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplement(s) that will be delivered to purchasers together with the Prospectus, except in cases where an exemption from such delivery requirements have been obtained. Each Prospectus Supplement will be incorporated by reference into the Prospectus for the purposes of applicable securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Company’s Securities.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters, dealers or selling securityholders, directly to one or more other purchasers, or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers, agents or selling securityholders involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution. In connection with any offering of the Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation) unless otherwise specified in a Prospectus Supplement, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transaction, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

I - iii

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See “Plan of Distribution”.

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

Mr. Stephen Decker, a director of the Company, resides outside of Canada. Mr. Decker has appointed the Company’s counsel, McMillan LLP, located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

Our head office is at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1. The registered office of the Company is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

GENERAL MATTERS	I-2
ABOUT THIS PROSPECTUS	I-2
DOCUMENTS INCORPORATED BY REFERENCE	I-2
FORWARD-LOOKING STATEMENTS	I-4
CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS AND RESOURCE ESTIMATES	I-7
CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS	I-8
NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN FINANCIAL REPORTING PRACTICES	I-10
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	I-10
OUR BUSINESS	I-11
THE SELLING SECURITYHOLDERS	I-14
USE OF PROCEEDS	I-14
CONSOLIDATED CAPITALIZATION	I-14
PLAN OF DISTRIBUTION	I-15
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	I-17
PRIOR SALES	I-21
TRADING PRICE AND VOLUME	I-25
RISK FACTORS	I-26
CERTAIN INCOME TAX CONSIDERATIONS	I-33
LEGAL MATTERS	I-33
INTEREST OF EXPERTS	I-33
AUDITOR	I-34
TRANSFER AGENT AND REGISTRAR	I-34
WHERE YOU CAN FIND ADDITIONAL INFORMATION	I-34
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	I-35
ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS	I-35
CONTRACTUAL RIGHTS OF RECISSION	I-36

GENERAL MATTERS

            In this Prospectus, “Northern Dynasty”, “we”, “us” and “our” refers, collectively, to Northern Dynasty Minerals Ltd. and our wholly owned subsidiaries.

ABOUT THIS PROSPECTUS

            We are a British Columbia company that is a “reporting issuer” under Canadian securities laws in each of the provinces of Canada, except Quebec. In addition, our common shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our common shares are traded in Canada on the TSX under the symbol “NDM” and in the United States on the NYSE American under the symbol “NAK”.

            This Prospectus is a base shelf prospectus that:

  we have filed with the securities commissions in each of the provinces of Canada, except Quebec (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the Securities described in this Prospectus in accordance with Canadian National Instrument 44-102—Shelf Distributions (“NI 44-102”); and

  forms part of a registration statement on Form F-10 (the “Registration Statement”) that we filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (the “U.S. Securities Act”) under the Multilateral Jurisdiction Disclosure System between Canada and the United States (the “MJDS”).

            Under this shelf registration process, we may sell any combination of the Securities described in this Prospectus in one or more offerings up to a total aggregate initial offering price of US$50,000,000. This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus we will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement.

            You should rely only on the information contained in or incorporated by reference into this Prospectus and in any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different information. The Company is not making any offer of these Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

DOCUMENTS INCORPORATED BY REFERENCE

            Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from us upon request without charge from Northern Dynasty Minerals Ltd., 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1 (telephone 604-684-6365) (attention: Corporate Secretary), or by accessing our disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

            The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) have been filed by us with various securities commissions or similar authorities in the provinces of Canada in which we are a reporting issuer, are specifically incorporated herein by reference and form an integral part of this Prospectus:

1.	our annual information form for the year ended December 31, 2017 dated March 28, 2018 (the “2017 AIF”);

2.

our audited consolidated financial statements together with the notes thereto for the financial years ended December 31, 2017 and 2016, together with the report of the independent registered public accounting firm thereon;

3.	our annual management’s discussion and analysis of financial condition and operations for the financial year ended December 31, 2017 (the “2017 MD&A”);

4.

our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2018, except for the “Notice of No Auditor Review” provided therein under subparagraph 4.3(3)(a) of National Instrument 51-102 Continuous Disclosure Obligations;

5.	our management’s discussion and analysis of financial condition and operations for the three and nine months ended September 30, 2018 (the “Q3 2018 MD&A”);

6.	our management information circular dated May 16, 2018 distributed in connection with the annual meeting of shareholders held on June 28, 2018; and

7.	our material change report dated January 8, 2019 regarding the closing of the special warrant private placements completed in December 2018.

            In addition, we also incorporate by reference into this Prospectus any document of the types referred to in the preceding paragraph, including all annual information forms, all information circulars, all annual and interim financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, all updated earnings coverage ratio information or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44- 101 – Short Form Prospectus Distributions that are filed by us with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement. As discussed below, this Prospectus may also expressly update or revise any document incorporated by reference and such document should be deemed so amended or updated hereby.

            To the extent that any document or information incorporated by reference into the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of the Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which the Prospectus forms a part. In addition, we may incorporate by reference into the Prospectus, or the registration statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), if and to the extent expressly provided therein.

            Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon condensed consolidated interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all condensed consolidated interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new condensed consolidated interim financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

            Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

            All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with the Prospectus, except in cases where an exemption from such delivery requirements has been obtained. A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Company’s Securities.

            Any template version of any “marketing materials” (as such term is defined in NI 44-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

FORWARD-LOOKING STATEMENTS

            This Prospectus and the documents incorporated herein by reference contain certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology.

            Forward-looking statements contained or incorporated by reference into this Prospectus include, without limitation, statements regarding:

  our expectations regarding the potential for securing the necessary permitting of a mine at the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

  our ability to successfully complete applications for federal and state permitting under the Clean Water Act (“CWA “) and the National Environmental Policy Act (“NEPA”);

  our plan of operations, including our plans to carry out and finance exploration and development activities;

  our ability to raise capital for exploration, permitting and development activities;

  our expected financial performance in future periods;

  our expectations regarding the exploration and development potential of the Pebble Project;

  the outcome of the legal proceedings in which we are engaged; and

  factors relating to our investment decisions.

            Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

            Key assumptions upon which the Company’s forward-looking information are based include:

  that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

  that we will ultimately be able to demonstrate that a mine at the Pebble Project can be developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

  that the market prices of copper, gold, molybdenum and silver will not significantly decline or stay depressed for a lengthy period of time;

  that our key personnel will continue their employment with us; and

  that we will continue to be able to secure minimal adequate financing on acceptable terms.

            Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

            Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

         an inability to ultimately obtain permitting for a mine at the Pebble Project;

         an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

         an inability to continue to fund exploration and development activities and other operating costs;

         the highly cyclical nature of the mineral resource exploration business;

         the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;

         an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;

         the potential for loss of the services of key executive officers;

         a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

         the volatility of copper, gold, molybdenum and silver prices and mining share prices;

         the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

         the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

         potential claims by third parties to titles or rights involving the Pebble Project;

         the uncertainty of the outcome of current or future litigation;

         the possible inability to insure our operations against all risks;

         the highly competitive nature of the mining business;

         the potential equity dilution to current shareholders from future equity financings; and

         that we have never paid dividends and will not do so in the foreseeable future.

            While the effort was made to list the primary risk factors, this list should not be considered exhaustive of the factors that may affect any of our forward-looking statements or information. Investors should refer to the section of this Prospectus entitled “Risk Factors” for a comprehensive discussion of the risk factors that we face. In addition, investors should refer to the risk factors identified in our 2017 AIF, our 2017 MD&A and our Q3 2018 MD&A. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above and otherwise contained herein.

            Our forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this Prospectus. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

            We qualify all the forward looking statements contained in this Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS AND RESOURCE ESTIMATES

            As a Canadian issuer, we are required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101.

            This Prospectus uses the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on mineral resources and reserves (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”), as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the “CIM Definitions”):

feasibility study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre- feasibility study.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred mineral resource has a lower level of confidence than that applying to an Indicated mineral resource and may not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an Indicated mineral resource or an Inferred mineral resource. It may be converted to a proven mineral reserve or to a Probable Mineral Reserve.

mineral reserve

The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre- Feasibility or Feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.

mineral resource

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

modifying factors

Considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

pre-feasibility study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

probable mineral reserve

The economically mineable part of an Indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a proven mineral reserve.

proven mineral reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING
CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

            The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act. These amendments will be effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded.

            The SEC Modernization Rules include the adoption of definitions of the following terms, which are “substantially similar” to the corresponding terms under the CIM Definition Standards that are presented above under “Canadian Mineral Property Disclosure Standards and Resource Estimates”:

  feasibility study;

  indicated mineral resource;

  inferred mineral resource;

  measured mineral resource;

  mineral reserve;

  mineral resource;

  modifying factors;

  preliminary feasibility study (or “pre-feasibility study”);

  probable mineral resource; and

  proven mineral reserve.

            As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probably mineral reserves” to be “substantially similar” to the corresponding CIM Definitions.

            We will not be required to provide disclosure on our mineral properties, including the Pebble Project, under the SEC Modernization Rules as we are presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties, including the Pebble Project, in accordance with NI 43-101 disclosure standards and CIM Definition Standards. However, if we either cease to be a “foreign issuer” or cease to be able to entitled to file reports under the MJDS disclosure system, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project, in this Prospectus and under our continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

            United States investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral resources that we may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

            United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that we report in this Prospectus are or will be economically or legally mineable.

            Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

            In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

            For the above reasons, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES
AND CANADIAN FINANCIAL REPORTING PRACTICES

            We prepare our financial statements in accordance with IFRS, as issued by the IASB, which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our financial statements incorporated by reference in the Prospectus, and in the documents incorporated by reference in this Prospectus, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

            Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “US$” are to United States dollars.

            The high, low, average and closing noon rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended September 30, 2018, December 31, 2017, December 31, 2016 and December 31, 2015, as quoted by the Bank of Canada, were as follows:

	Nine months ended	Year ended	Year ended	Year ended
	September 30, 2018	December 31,	December 31,	December 31,
		2017	2016	2015
		(expressed in Canadian dollars)
High	1.3310	1.3743	1.4589	1.3990
Low	1.2288	1.2128	1.2544	1.1728
Average	1.2876	1.2986	1.328	1.2787
Closing	1.2945	1.2545	1.3427	1.3840

            On January 24, 2019, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = $1.3351.

OUR BUSINESS

            This summary does not contain all the information about Northern Dynasty that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus.

            We are a mineral exploration company existing under the Business Corporations Act (British Columbia) focused on developing, through our subsidiaries, the Pebble copper-gold-molybdenum-silver mineral project located in the state of Alaska, U.S. (the “Pebble Project”). The Pebble Project is located in southwest Alaska, 19 miles (30 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

            Our Alaska mineral resource exploration business is operated through an Alaskan registered limited partnership, the Pebble Limited Partnership (the “Pebble Partnership”), in which we own a 100% interest through an Alaskan general partnership, the Northern Dynasty Partnership. Pebble Mines Corp., a 100% indirectly owned Alaskan subsidiary of the Company, is the general partner of the Pebble Partnership and responsible for its day-to-day operations.

            In February 2014, the United States Environmental Protection Agency (“EPA”) announced a preemptive regulatory action under the CWA to consider restriction or a prohibition of mining activities associated with the Pebble deposit. From 2014-2017, Northern Dynasty and the Pebble Partnership focused on a multi-dimensional strategy, including legal and other initiatives to ward off this action. These efforts were successful, resulting in the joint settlement agreement announced on May 12, 2017, enabling the project to move forward with state and federal permitting.

            The Pebble Project has advanced significantly since May 2017 when the Pebble Partnership secured the legal settlement with the EPA, enabling Pebble to enter normal course permitting under the NEPA:

            On December 22, 2017, the Pebble Partnership filed its 404 wetlands permit application (the “CWA 404 Permit Application”) under the CWA with the United States Army Corps of Engineers (“USACE”), which was “receipted” as complete by USACE on January 5, 2018. The permit application include a project description (the “Project Description”) for the Pebble Project that was based on a smaller mine concept developed for the Pebble Project in the latter part of 2017. The Project Description in the permit application envisages the project developed as an open pit mine and processing facility with supporting infrastructure. It also involves a development plan with a significantly smaller development footprint than previously envisaged, and other additional environmental safeguards. The Pebble Project is currently in the US National Environmental Policy Act Environmental Impact Statement (“NEPA EIS”) process. The NEPA EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

•	On February 5, 2018, USACE announced the appointment of AECOM – a leading global engineering firm – as third-party contractor for the NEPA IES process;

•	On March 19, 2018, USACE published guidelines and timelines for completing NEPA permitting, and the associated EIS process; and

•	Between April and August, 2018, the Pebble Project was advanced through the Scoping Phase of the EIS process administered by USACE:

o	Scoping was initiated on April 1, 2018 with a 90-day public comment period concluded on June 29, 2018; and

o	The Scoping Phase was completed and the USACE released the Scoping Document on August 31, 2018.

            Activities by Northern Dynasty and the Pebble Partnership in 2018 have been focused on providing information to support the scoping phase and overall development of the EIS.

            In response to stakeholder concerns, the footprint of the proposed development in the updated Project Description is substantially smaller than previously envisaged. The current mine plan proposal consolidates most major site infrastructure in a single drainage, and includes other new environmental safeguards:

  A more conservative Tailings Storage Facility (“TSF”) design, including enhanced buttresses, flatter slope angles and an improved factor of safety;

  separation of potentially acid generating (“PAG”) tailings from non-PAG bulk tailings for storage in a fully-lined TSF;

  co-storage of PAG waste rock within the PAG TSF and transfer of the PAG tailings and waste rock and tailings to the open pit at closure;

  no permanent waste rock piles; and

  no cyanide usage.

            The Company continues to update the mine plan being reviewed in the NEPA EIS permitting process based on ongoing engineering work. As currently proposed under the Project Description, the Pebble deposit would be developed as a 180,000 ton (imperial) per day open pit mine with associated on and off-site infrastructure that includes a 270-megawatt power plant located at the mine site; an 83-mile transportation corridor, including an 18-mile crossing utilizing an ice-breaking ferry on Iliamna Lake, from the mine site to a port site on the west side of Cook Inlet; a permanent, year-round port facility near the mouth of Amakdedori Creek on Cook Inlet; and a 188-mile natural gas pipeline from the Kenai Peninsula to the Project site.

            Following four years of construction activity, the proposed Pebble mine would operate for a period of 20 years as a conventional drill-blast-shovel operation. The mining rate will peak at 73 million tons per year, with 66 million tons of mineralized material processed through the mill each year (180,000 tons per day), for a low life-of-mine waste to ore ratio of 0.2:1. Forecast annual production would be approximately 613,000 tons of copper-gold concentrate containing approximately 315 million lb copper 362,000 oz gold and 1.8 million oz of silver; and approximately 15,000 tons of molybdenum concentrate containing approximately 14 million lb of molybdenum. The current mine plan is not supported by any preliminary economic assessment or any preliminary or final feasibility study.

            The USACE is conducting a comprehensive alternatives assessment to consider a broad range of alternatives as part of its preparation of the EIS. As a result, the Company cautions that the plan described above may not be the final development plan. A final development design has not yet been selected. The proposed project uses a portion of the currently estimated Pebble mineral resources. This does not preclude development of additional resources in other phases of the project in the future, although any subsequent phases of development would require extensive regulatory and permitting review by federal, state and local regulatory agencies, including a comprehensive EIS review process under NEPA.

            Additional information on the Company’s recent activities in connection with advancing the development of the Pebble Project are included in the Company’s 2017 AIF, 2017 MD&A and Q3 2018 MD&A.

Recent Developments

            In November 2018, the Pebble Partnership finalized a Right-of-Way Agreement with Alaska Peninsula Corporation (“APC”), securing the right to use defined portions of APC lands for the proposed construction and operation of transportation infrastructure associated with the Pebble Project. The APC lands addressed in the Right-of-Way Agreement mirror the transportation corridor identified in the Pebble Partnership’s Project Description, as submitted to the US Army Corps of Engineers in late 2017 to initiate the federal Environmental Impact Statement (EIS) permitting process. It includes land south of Lake Iliamna to link a port site on Cook Inlet to a ferry landing site west of the APC village of Kokhanok, as well as land north of Lake Iliamna to link a ferry landing site west of the APC village of Newhalen to the site of the proposed Pebble mine.

            To secure its right to use defined portions of APC land for the proposed construction and operation of transportation infrastructure, the Pebble Partnership will make annual toll payments to APC, and pay other fees prior to and during project construction and operation. In addition, APC will be granted ‘Preferred Contractor’ status at Pebble, which provides a preferential opportunity to bid on Pebble-related contracts located on APC lands. In addition, the two parties have agreed to negotiate a profit sharing agreement that will ensure APC and its shareholders benefit directly from the profits generated by mining activity in the region.

Special Warrant Financing

            In December 2018, the Company completed a private placement of an aggregate of 10,150,322 special warrants (the “Special Warrants”) at $0.83 (US$0.62) per Special Warrant for aggregate gross proceeds of approximately $8.4 million (US$6.3 million) (the “Special Warrant Offering”). The private placement was completed in two tranches. The first tranche of 8,908,322 Special Warrants was completed on December 21, 2018, for gross proceeds of $7.4 million (US$5.6 million). The second tranche of 1,242,000 Special Warrants was completed on December 27, 2018 for gross proceeds of approximately $1.03 million (US$770,000).

            The Special Warrants are represented by special warrant certificates (the “Special Warrant Certificates”) that have been issued to each of the investors who has purchased Special Warrants (the “Special Warrant Investors”). No underwriter or agent was engaged by us in connection with the completion of the Special Warrant Offering.

            The Special Warrants will convert upon exercise into Common Shares (the “Underlying Shares”) on a one-for-one basis and without payment of any additional consideration. The Company has agreed to file a prospectus in certain Canadian provinces to qualify the conversion of the Special Warrants (the “Canadian Prospectus”). The Special Warrants will convert automatically on the earlier of (i) the date that is the later of six days following the issuance of a final receipt for the Canadian Prospectus, and (ii) the date that is 120 days from the date of closing (the “Date of Closing”). The Company has also entered into registration rights agreements (the “Registration Rights Agreements”) with the U.S. holders of 4,109,068 Special Warrants (the “U.S. Investors”) to file and clear a registration statement in the United States to qualify the resale of Common Shares in the United States by these U.S. investors (the “SEC Registration Statement”). The Company shall use commercially reasonable best efforts to clear the SEC Registration Statement within 90 days from the Date of Closing and maintain the SEC Registration Statement effective for up to two years. There are no share bump-up or other penalties if clearance of the Canadian Prospectus or SEC Registration Statement is delayed for any reason.

            The Company plans to satisfy its obligations to the Special Warrant Investors to file the Canadian Prospectus by filing a Prospectus Supplement to qualify the issuance of the Underlying Shares following (i) the issuance of a final receipt by the securities regulatory authorities in the Canadian Qualifying Jurisdictions for this Prospectus, and (ii) the effectiveness of the Registration Statement with the SEC under the U.S. Securities Act. In addition, the Company plans to file a Prospectus Supplement to qualify the resale by the U.S. Investors of their Underlying Shares in the United States. A copy of each Prospectus Supplement will be filed on SEDAR with the applicable Canadian Qualifying Jurisdictions and will be filed with the SEC pursuant to the instructions to Form F-10.

            A copy of each of the form of the Special Warrant Certificate issued to the Special Warrant Investors and the form of the Registration Rights Agreement entered into between the Company and the U.S. Investors have been filed in the Canadian Qualifying Jurisdictions on SEDAR and furnished to the SEC on a Form 6-K dated January 8, 2019.

            The Special Warrants have not been registered under the U.S. Securities Act and, unless any of such securities are registered, such securities may only be offered or sold within the United States pursuant to applicable exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

THE SELLING SECURITYHOLDERS

            Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of our securityholders. The Prospectus Supplement that we will file in connection with any offering of Securities by selling securityholders will include the following information:

  the names of the selling securityholders;

  the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder;

  the number or amount of Securities of the class being distributed for the account of each selling securityholder;

  the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities;

  whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

  all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

            Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used to advance the Pebble Project, for general corporate purposes, including to fund the advancement of the Pebble Project and related costs and to fund working capital, potential future acquisitions and capital expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities. The Company will not receive any proceeds from any sale of any Securities by the selling securityholders.

            All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds, unless otherwise stated in the applicable Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

            The following table sets forth our capitalization and indebtedness as of September 30, 2018. The information presented should be read in conjunction with our audited consolidated financial statements as at and for the years ended December 31, 2017 and 2016 and our unaudited condensed consolidated interim financial statements as at and for the nine months ended September 30, 2018, which are incorporated by reference in this Prospectus.

Description	As at September 30, 2018 ($ thousands)
Assets
Total Current Assets	30,000

Description	As at September 30, 2018 ($ thousands)
Total Assets	167,930
Liabilities
Total Current Liabilities	16,595
Total Liabilities	23,404
Equity
Share Capital	516,763
Reserves	102,179
Deficit	(474,416)
Total Equity	144,526

            There have been no material changes in our share and debt capital, on a consolidated basis, since September 30, 2018, being the date of our most recently filed unaudited consolidated financial statements incorporated by reference in this Prospectus, except for:

(a)	the issuances of 82,030 additional Common Shares pursuant to the exercise of outstanding warrants;

(b)	the issuances of 683,499 additional Common Shares upon the exercise of outstanding director and employee incentive plan stock options; and

(c)	the issuance of an aggregate of 10,150,322 Special Warrants in December 2018;

each as described further below under “Prior Sales”.

PLAN OF DISTRIBUTION

            We may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by us from time to time. We may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Securities may be sold in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102—Shelf Distributions, including sales made directly on the TSX, NYSE American or other existing trading markets for the Securities. A description of such manner of sale and pricing will be disclosed in the applicable Prospectus Supplement. We may offer different classes of Securities in the same offering, or we may offer different classes of Securities in separate offerings.

            This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

            A Prospectus Supplement will describe the terms of each specific offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

            If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

            Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

            In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

            The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

            We and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

            Each class or series of Warrants, Subscription Receipts and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Warrants, Subscription Receipts or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Warrants, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Warrants, Subscription Receipts or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Warrants, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Warrants, Subscription Receipts or Units.

            In connection with any offering of Securities, unless otherwise specified in a Prospectus Supplement, underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

            The Securities may be offered under this Prospectus in amounts and at prices to be determined based on market conditions at the time of the sale and such amounts and prices will be set forth in the accompanying Prospectus Supplement. The Securities may be issued alone or in combination and for such consideration determined by our board of directors.

Common Shares

            The authorized share capital of the Company consists of an unlimited number of Common Shares without par value, of which 313,542,856 shares were issued and outstanding as at January 24, 2019.

            The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote. The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all of liabilities. The Common Shares carry no pre-emptive or conversion rights.

            Common Shares that may be offered under any Prospectus Supplement may also include Common Shares issuable upon conversion of our outstanding Special Warrants and Common Shares held by our existing securityholders.

Warrants

            This section describes the general terms that will apply to any Warrants for the purchase of Common Shares that we may offer under this Prospectus by way of a Prospectus Supplement. To the extent required under applicable law, we will not offer Warrants for sale unless the applicable Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved, in accordance with applicable laws, for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the Warrants will be offered for.

            Subject to the foregoing, we may issue Warrants independently or together with other Securities, and Warrants sold with other securities may be attached to or separate from the other Securities. Warrants may be issued directly by us to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent. Warrants, like other Securities that may be sold, may be listed on a securities exchange subject to exchange listing requirements and applicable legal requirements.

            This summary of some of the provisions of the Warrants is not complete. Any statements made in the Prospectus relating to any warrant agreement or indenture and Warrants to be issued under the Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. Investors should refer to the warrant indenture or warrant agency agreement relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering of Warrants will be filed by us with the applicable securities regulatory authorities in Canada following its execution.

            The particular terms of each issue of Warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

  the designation and aggregate number of Warrants;

  the price at which the Warrants will be offered;

  the currency or currencies in which the Warrants will be offered;

  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

  if applicable, the identity of the Warrant agent;

  whether the Warrants will be listed on any securities exchange;

  any minimum or maximum subscription amount;

  the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

  the designation and terms of any securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each security;

  the date or dates, if any, on or after which the Warrants and the related securities will be transferable separately;

  whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

  whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

  any material risk factors relating to such Warrants and the Common Shares to be issued upon exercise of the Warrants;

  any other rights, privileges, restrictions and conditions attaching to the Warrants and the Common Shares to be issued upon exercise of the Warrants;

  material Canadian and United States federal income tax consequences of owning and exercising the Warrants; and

  any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

            The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

            Prior to the exercise of any Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

Subscription Receipts

            This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant this Prospectus by way of a Prospectus Supplement. Subscription Receipts may be offered separately or together with Common Shares or Warrants, as the case may be. The Subscription Receipts will be issued under a Subscription Receipt agreement.

            The applicable Prospectus Supplement will include details of the Subscription Receipt agreement covering the Subscription Receipts being offered. A copy of the Subscription Receipt agreement relating to an offering of Subscription Receipts will be filed by us with the applicable securities regulatory authorities after it has been entered into by us. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

  the number of Subscription Receipts;

  the price at which the Subscription Receipts will be offered;

  the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

  the procedures for the exchange of the Subscription Receipts into Common Shares, Warrants or Units;

  the number of Common Shares, Warrants or Units that may be issued upon exercise or deemed conversion of each Subscription Receipt;

  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  conditions to the conversion or exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

  terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

  the dates or periods during which the Subscription Receipts may be converted or exchanged;

  the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically converted or exchanged;

  provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

  if applicable, the identity of the Subscription Receipt agent;

  whether the Subscription Receipts will be listed on any securities exchange;

  whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

  any minimum or maximum subscription amount;

  whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

  any material risk factors relating to such Subscription Receipts and the Securities to be issued upon conversion or exchange of the Subscription Receipts;

  any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

  material Canadian and United States income tax consequences of owning or converting or exchanging the Subscription Receipts; and

  any other material terms and conditions of the Subscription Receipts and the Securities to be issued upon the exchange of the Subscription Receipts.

            The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

            Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

Units

            We may issue Units comprised of one or more of the other Securities described in the Prospectus in any combination, as described in the applicable Prospectus Supplement. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

            The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

  the number of Units offered;

  the price or prices, if any, at which the Units will be issued;

  the currency at which the Units will be offered;

  the Securities comprising the Units;

  whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

  any minimum or maximum subscription amount;

  whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

  any material risk factors relating to such Units or the Securities comprising the Units;

  any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

  any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

            The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

PRIOR SALES

            During the 12-month period before the date of this Prospectus, we have issued Common Shares and securities convertible into Common Shares as follows:

Common Shares

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security

November 30, 2017	37,900 Common Shares	$0.65

December 6, 2017	72,600 Common Shares	$0.65

December 6, 2017	10,000 Common Shares	$0.55

December 19, 2017	147,500 Common Shares	$0.65

December 20, 2017	13,400 Common Shares	$0.55

December 20, 2017	74,900 Common Shares	$0.65

December 22, 2017	34,500 Common Shares	$0.65

December 29, 2017	27,000 Common Shares	$0.65

January 5, 2018	100,000 Common Shares	$0.65

January 5, 2018	30,000 Common Shares	$0.55

January 16, 2018	12,000 Common Shares	$0.50

January 16, 2018	12,000 Common Shares	$0.49

January 16, 2018	5,000 Common Shares	$1.75

January 19, 2018	33,500 Common Shares	$0.55

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security

January 19, 2018	17,814 Common Shares	$0.65

January 25, 2018	25,000 Common Shares	$0.55

January 26, 2018	46,000 Common Shares	$.65

January 30, 2018	250,000 Common Shares	$0.65

January 30, 2018	350,000 Common Shares	$0.55

January 31, 2018	105,000 Common Shares	$0.55

January 31, 2018	70,000 Common Shares	$0.65

January 31, 2018	104,000 Common Shares	$0.55

February 1, 2018	99,992 Common Shares	$0.55

February 5, 2018	24,000 Common Shares	$0.55

February 5, 2018	50,000 Common Shares	$0.65

February 6, 2018	26,000 Common Shares	$0.55

February 8, 2018	20,000 Common Shares	$0.55

February 9, 2018	29,996 Common Shares	$0.55

February 9, 2018	100,000 Common Shares	$0.55

February 13, 2018	250,000 Common Shares	$0.65

February 13, 2018	250,000 Common Shares	$0.55

February 22, 2018	257,575 Common Shares	$0.55

March 2, 2018	100,000 Common Shares	$0.55

March 6, 2018	581,575 Common Shares	$0.55

March 7, 2018	38,900 Common Shares	$0.55

March 9, 2018	332,600 Common Shares	$0.55

March 12, 2018	200,500 Common Shares	$0.55

March 14, 2018	57,000 Common Shares	$0.55

April 2, 2018	20,000 Common Shares	$0.55

April 5, 2018	53,500 Common Shares	$0.55

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security

April 19, 2018	102,700 Common Shares	$0.55

May 4, 2018	141,077 Common Shares	$0.55

June 14, 2018	11,000 Common Shares	$0.50

July 16, 2018	25,000 Common Shares	$0.50

July 27, 2018	13,000 Common Shares	$0.50

July 30, 2018	434,742 Common Shares (1)	$Nil (1)

July 31, 2018	1,500 Common Shares	$0.50

August 1, 2018	7,500 Common Shares	$0.50

August 29, 2018	26,000 Common Shares	$0.50

September 6, 2018	6,000 Common Shares	$0.49

September 24, 2018	6,000 Common Shares	$0.50

September 25, 2018	13,333 Common Shares	$0.50

October 4, 2018	12,000 Common Shares	$0.50

October 4, 2018	7,500 Common Shares	$0.50

October 4, 2018	30,000 Common Shares	$0.50

October 4, 2018	132,666 Common Shares	$0.50

October 9, 2018	81,030 Common Shares	$0.50

October 10, 2018	30,000 Common Shares	$0.50

October 11, 2018	19,500 Common Shares	$0.50

October 11, 2018	37,000 Common Shares	$0.50

October 12, 2018	12,000 Common Shares	$0.50

October 12, 2018	12,000 Common Shares	$0.50

October 15, 2018	175,000 Common Shares	$0.50

October 17, 2018	89,000 Common Shares	$0.50

October 17, 2018	54,000 Common Shares	$0.50

October 17, 2018	14,000 Common Shares	$0.50

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security

October 18, 2018	15,000 Common Shares	$0.50

October 19, 2018	11,000 Common Shares	$0.50

November 8, 2018	7,500 Common Shares	$0.76

November 30, 2018	1,000 Common Shares	$0.55

Note:

(1)	Common Shares issued on payout of Restricted Share Units, which vested.

Special Warrants

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security

December 21, 2018	8,908,322 Special Warrants(1)	$0.83

December 27, 2018	1,242,000 Special Warrants(1)	$0.83

Note:

(1)	Special Warrants issued pursuant to the Company’s special warrant financing completed in December 2018. See “Our Business – Special Warrant Financing”.

Stock Options

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Exercise Price per Security

August 9, 2018	5,635,000 Options(1)	$0.76

Note:

(1)

The options were granted as follows: 3,500,000 expire on August 9, 2023 and 2,135,000 expire on August 9, 2021. Fifty percent (50%) of the options vested on the grant date and the remaining fifty percent (50%) vest 12 months from the grant date.

Restricted Share Units (“RSUs”)

Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security

August 9, 2018	125,000 RSUs(1)	$Nil

Note:

(1)	The RSUs vest and payout on August 10, 2019. They have an expiry date of December 31, 2021.

TRADING PRICE AND VOLUME

            Our Common Shares are listed on the TSX under the trading symbol “NDM” and on the NYSE American under the trading symbol “NAK”.

            The following table sets forth the reported high and low sale prices in Canadian dollars for the Common Shares on the TSX for the monthly periods indicated.

	TSX Price Range ($)
Month	High	Low	Total Volume

January 2018	2.32	1.20	14,471,611

February 2018	1.63	1.00	10,483,078

March 2018	1.38	1.08	5,780,089

April 2018	1.25	1.05	2,381,385

May 2018	1.16	0.55	13,140,676

June 2018	0.89	0.59	8,419,716

July 2018	0.89	0.63	4,403,942

August 2018	0.79	0.64	2,104,478

September 2018	0.78	0.65	2,498,249

October 2018	0.78	0.57	2,491,213

November 2018	1.12	0.60	8,617,518

December 2018	1.00	0.69	2,833,754

January 1-24 2019	0.97	0.79	3,285,460

            The following table sets forth the reported high and low sale prices in United States dollars for the Common Shares on the NYSE American for the monthly periods indicated.

	NYSE American Price Range (US$)
Month	High (US$)	Low (US$)	Total Volume

January 2018	1.86	0.96	80,617,956

February 2018	1.30	0.8082	54,350,283

March 2018	1.06	0.83	23,796,909

April 2018	1.00	0.814	17,619,748

May 2018	0.9098	0.4251	38,460,014

	NYSE American Price Range (US$)
Month	High (US$)	Low (US$)	Total Volume

June 2018	0.6899	0.46	28,202,460

July 2018	0.68	0.4813	19,819,044

August 2018	0.62	0.49	16,050,872

September 2018	0.59	0.52	9,953,679

October 2018	0.60	0.43	16,394,910

November 2018	0.8396	0.49	36,204,479

December 2018	0.78	0.505	14,959,806

January 1-24 2019	0.74	0.57	12,190,650

            On January 24, 2019, the closing price of our Common Shares as reported on the NYSE American was US$0.705 per share and on the TSX was $0.93 per share.

RISK FACTORS

            Investing in Securities of the Company involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company’s business. Investors should carefully consider the information included or incorporated herein by reference in this Prospectus (including subsequently filed documents incorporated by reference) and the Company’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Securities. There are various risks that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus, including information contained in the section entitled “Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in the Securities is made. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business. In addition, risks relating to a particular offering of Securities will be set out in a Prospectus Supplement relating to such offering.

Risks Relating to the Business of the Company

            Inability to Ultimately Achieve Mine Permitting and Build a Mine at the Pebble Project.

            We may ultimately be unable to secure the necessary permits under United States Federal and Alaskan State laws to build a mine at the Pebble Project. There is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project. In addition, there are prominent and well organized opponents of the Pebble Project and the Company may be unable, even if we present solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project. The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and likely size and, accordingly, there is no assurance that the Company will obtain the required permits. If the Company clears the United States Army Corps of Engineers and EPA regulatory processes, the Company anticipates the permitting process will take several years or longer, in addition to a number of years to build a mine and commence operations, during which periods the Company will require additional financing to continue its operations.

Unless and until we build a mine at the Pebble Project we will be unable to achieve revenues from operations and may not be able to sell or otherwise recover our investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in the Company’s common shares. The current mine plan that is included in the Project Description for the development of the Pebble Project is not supported by any preliminary economic assessment or any preliminary or final feasibility study.

            Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

            We will need to raise additional financing (which may be through share issuances, debt or asset level partnering) in order to continue our operations and objectives to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that we will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders. If we are unable to raise the necessary capital resources, we will at some point have to reduce or curtail our operations, which would have a material adverse effect on our ability to pursue development of the Pebble Project.

            Negative Operating Cash Flow

            The Company currently has a negative operating cash flow and will continue to have that for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

            Risk of Secure Title or Property Interest

            There can be no assurance that title to any property interest acquired by the Company or any of its subsidiaries is secured. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

            In the jurisdiction in which the Company operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land. The Company’s title may be affected by prior unregistered agreements or transfers or native land claims, and title may also be affected by undetected defects.

            The Pebble Partnership’s mineral concessions at Pebble are located on State of Alaska lands specifically designated for mineral exploration and development. Alaska is a stable jurisdiction with a well-developed regulatory and legal framework for resource development and public lands management, a strong commitment to the rule of law and lengthy track record for encouraging investment in the development if its land and natural resources.

            The Pebble Project is Subject to Political, Environmental and Regulatory Opposition

            As is typical for a large scale mining project, the Pebble Project faces organized opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (the “BBW”). The BBW is an important wildlife and salmon habitat area. The EPA has in the past gone so far as to attempt peremptorily prevent the Pebble Project from proceeding even before a mine permitting application was filed. Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk which may ultimately preclude construction of a mine at the Pebble Project. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may also be employed by opposition groups to delay or frustrate development at Pebble, included political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity.

            The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Ore Reserves or Any Known Body of Economic Mineralization

            Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves (either proven reserves or probable reserves) or body of commercially viable ore and the Pebble Project must be considered an exploration and feasibility evaluation project only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”.

            Northern Dynasty has not completed any feasibility study or pre-feasibility study on the Pebble Project to date. The “preliminary economic assessment” completed by the Company on the Pebble Project in 2011, as referred to in the 2017 AIF, did not contain the level of mine plan or costing detail that would be included in either a preliminary feasibility study or a final feasibility study that would be necessary to make a determination of the existent of mineral reserves or for a production decision for the Pebble Project. Further, neither the cost information nor the development scenario contemplated in the 2011 preliminary economic assessment are current.

            Mineral resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only

            Northern Dynasty has included disclosure regarding the Pebble Project and mineral resource estimates that have been made in accordance with NI 43-101. Investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that we report in this Prospectus are economically or legally mineable.

            Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

            United States investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under definitions that are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral resources that we may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules. In addition, we will not be required to provide disclosure under the SEC Modernization Rules for so long as we continue to be a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project, may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

            All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

            Northern Dynasty has no history of earnings and no foreseeable earnings, and may never achieve profitability or pay dividends

            Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings as its mineral properties are in the pre-development stage.

            Northern Dynasty’s consolidated financial statements have been prepared assuming Northern Dynasty will continue on a going concern basis

            Northern Dynasty’s consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern. As at December 31, 2017, Northern Dynasty had working capital of approximately $56.8 million. At September 30, 2018, Northern Dynasty had working capital of approximately $13.4 million. Northern Dynasty has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required for continued corporate expenditures and expenditures at the Pebble Project. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance its operating costs, the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values.

            As the Pebble Project is Northern Dynasty’s only mineral property interest, the failure to establish that the Pebble Project possesses commercially viable and legally mineable deposits of ore may cause a significant decline in the trading price of Northern Dynasty’s common shares and reduce its ability to obtain new financing

            The Pebble Project is, through the Pebble Partnership, Northern Dynasty’s only mineral property interest. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would possibly result in further declines in the trading price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

            If prices for copper, gold, molybdenum and silver decline, Northern Dynasty may not be able to raise the additional financing required to fund expenditures for the Pebble Project

            The ability of Northern Dynasty to raise financing to fund the Pebble Project, will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold, molybdenum and silver are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum and silver and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold, molybdenum and silver have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold, molybdenum and silver, with the result that Northern Dynasty may not have sufficient financing with which to fund its exploration activities

            Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business

            Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in the Company’s exploration, development and mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

            Northern Dynasty competes with larger, better capitalized competitors in the mining industry

            The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

            Compliance with environmental requirements will take considerable resources and changes to these requirements could significantly increase the costs of developing the Pebble Project and could delay these activities

            The Pebble Partnership and Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

            Changes in government regulations or the application thereof and the presence of unknown environmental hazards on Northern Dynasty’s mineral properties may result in significant unanticipated compliance and reclamation costs

            Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine at the Pebble Project. Refer to further discussion our 2017 AIF and in other filings incorporated by reference herein.

            Litigation

            The Company is, and may in future be subject to legal proceedings, including with regard to matters described in Item 12 of our 2017 AIF in the pursuit of its Pebble Project. Given the uncertain nature of these actions and litigation generally, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably it will likely have a material adverse effect on the Company.

            Northern Dynasty is subject to many risks that are not insurable and, as a result, Northern Dynasty will not be able to recover losses through insurance should such certain events occur

            Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

            If Northern Dynasty loses the services of the key personnel that it engages to undertake its activities, then Northern Dynasty’s plan of operations may be delayed or be more expensive to undertake than anticipated

            Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Services Inc. (“HDSI”). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

Other Risks and Uncertainties

            You may lose your entire investment

            An investment in the Securities of the Company is speculative and may result in the loss of your entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider purchasing the Securities of the Company, as there is no assurance that we will ever build a mine at the Pebble Project, commence operations or achieve revenues.

            The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control

            Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of public entities. Accordingly, the market price of the Common Shares may decline even if our asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, the trading price of the Common Shares may be materially adversely affected.

            Likely PFIC status has possible adverse U.S. federal income tax consequences for U.S. investors.

            The Company was likely a “passive foreign investment company” (a “PFIC”) within the meaning of the U.S. Internal Revenue Code in one or more prior tax years, expects to be a PFIC for the current tax year, and may also be a PFIC in subsequent years. A non-U.S. corporation is a PFIC for any tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income, and thereafter unless certain elections are made.

            If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, such taxpayer may be required to treat any gain recognized upon a sale or disposition of certain Securities of the Company as ordinary income (rather than capital gain), and any resulting U.S. federal income tax may be increased by an interest charge. Rules similar to those applicable to dispositions will generally apply to certain “excess distributions” in respect of certain Securities of the Company. A U.S. taxpayer may generally avoid these unfavorable tax consequences by making a timely and effective “qualified electing fund” (“QEF”) election or “mark-to-market” election with respect to certain securities of the Company. A U.S. taxpayer who makes a timely and effective QEF election must generally report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company makes any distributions to shareholders in such year. A U.S. taxpayer who makes a timely and effective mark-to-market election must, in general, include as ordinary income, in each year in which the Company is a PFIC, the excess of the fair market value of certain Securities of the Company over the taxpayer’s adjusted cost basis in such shares.

            The Company is a Canadian company and shareholder protections differ from shareholder protections in the United States and elsewhere.

         We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the Business Corporations Act (British Columbia) (the “BCBCA”). This BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders’ suits, indemnification of directors and inspection of corporation records.

            The Company is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such is exempt from certain provisions applicable to United States domestic public companies.

            Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

  the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the U.S. Exchange Act;

  the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  the selective disclosure rules by issuers of material non-public information under Regulation FD.

            We are required to file an annual report on Form 40-F with the United States Securities and Exchange Commission within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

CERTAIN INCOME TAX CONSIDERATIONS

            The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities.

            The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or other special terms.

LEGAL MATTERS

            Certain legal matters relating to the Securities offered by this Prospectus will be passed upon for us by McMillan LLP, Vancouver, B.C., with respect to matters of Canadian and United States securities laws.

INTEREST OF EXPERTS

            Information relating to the Company’s mineral properties incorporated by reference in this Prospectus has been derived from the “2018 Technical Report on the Pebble Project, Southwest Alaska, USA”, effective date December 22, 2017 (the “Pebble Project Report”), which has been prepared by the Qualified Persons named below and this information has been included in reliance on the expertise of these Qualified Persons:

  J. David Gaunt, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report;

  James Lang, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report;

  Eric Titley, P.Geo., a non-independent Qualified Person, who co-authored the Pebble Project Report;

  Ting Lu, P.Eng., an independent Qualified Person, who co-authored the Pebble Project Report; and

  Stephen Hodgson, P.Eng., a non-independent Qualified Person, who co-authored the Pebble Project Report.

            Based on information provided by the relevant persons, and except as otherwise disclosed in this Prospectus, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the Company’s property or the property of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of the Company’s securities or of an associated party or an affiliate of the Company. The Company understands that, after reasonable inquiry and as at the date hereof, the experts listed above as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares of the Company

AUDITOR

            The auditors of the Company are Deloitte LLP, Chartered Professional Accountants, of Vancouver, British Columbia. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States).

TRANSFER AGENT AND REGISTRAR

            Computershare Investor Services Inc., at its Vancouver office located at 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, is the transfer agent and registrar for the Common Shares.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

            This Prospectus is part of the Registration Statement on Form F-10 that we have filed with the SEC. This Prospectus does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. You should refer to the Registration Statement and the exhibits thereto for further information with respect to us and our securities.

            The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

            You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents that the Company has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

            In addition to the documents specified in this Prospectus under “Documents Incorporated by Reference”, the following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part:

1.	the documents set out under the heading “Documents Incorporate by Reference”;

2.	the consents of the Company’s auditor, legal counsel and technical report authors; and

3.	the powers of attorney from the directors and certain officers of the Company.

            A copy of the form of any warrant indenture or subscription receipt agreements, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with or furnished to the SEC under the U.S. Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

            The Company is a corporation existing under the Business Corporations Act (British Columbia). The majority of its directors, all of its officers, and all of the experts named in the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of the Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

            We have been advised by our Canadian legal counsel, McMillan LLP, that a judgement of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgement was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by McMillan LLP, however, that there is substantial doubt that whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

            We have filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Pebble East Claims Corporation as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the securities under the Prospectus.

CONTRACTUAL RIGHTS OF RECISSION

            In addition to statutory rights of withdrawal and rescission, original purchasers of warrants (if offered separately from other Securities) and Subscription Receipts will have a contractual right of rescission against the Company in respect of the exercise of such warrant or subscription receipt, as the case may be.

            The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the warrant or subscription receipt (or units comprised partly thereof), as the case may be, the amount paid upon exercise upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the warrant or subscription receipt under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant or subscription receipt under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

            Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser 's province for the particulars of these rights, or consult with a legal advisor.

            In addition, to the extent that we file a Prospectus Supplement to qualify the Underlying Shares issuable upon conversion of the Special Warrants, we will grant to each holder of a Special Warrant a contractual right of rescission of the prospectus-exempt transaction under which the Special Warrant was initially acquired. The contractual right of rescission will provide that if a holder of a Special Warrant who acquires Common Shares of the Company on exercise of the Special Warrant as provided for in this Prospectus is, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because of the Prospectus or an amendment to the Prospectus containing a misrepresentation, (a) the holder is entitled to rescission of both the holder’s exercise of its Special Warrant and the private placement transaction under which the Special Warrant was initially acquired, (b) the holder is entitled in connection with the rescission to a full refund of all consideration paid to the agent or Company, as the case may be, on the acquisition of the Special Warrant, and (c) if the holder is a permitted assignee of the interest of the original Special Warrant subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.